8/18

04036354

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JSAT Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

FILE NO. 82- 5711 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/18/04

JSAT Corporation

Annual Report 2004

Year Ended March 31, 2004

Profile

JSAT Corporation is the largest satellite communications provider in the Asia-Pacific region, currently operating a fleet of nine satellites positioned in eight geostationary orbits. This includes the new Horizons-1 satellite, which has made JSAT the first satellite operator based in Asia to have ownership interests in a satellite covering North America.

Since its founding in 1985, JSAT has maintained steady growth by providing a range of services that exploit the unique strengths of satellites in both telecommunications and broadcasting. The Company provides network-related services and broadcast & video distribution services, the latter of which includes Japan's first digital direct-to-home (DTH) service, SKY PerfecTV!, and the new digital content distribution service for CATV operators, JC-HITS.

Under its new corporate slogan—"JSAT, Creating Satellite Solutions"—the Company is entering its next stage of growth as both a global operator and solution service provider, offering total satellite-based solutions to an ever broader range of customers in both domestic and overseas markets.

JSAT
Creating Satellite Solutions

[illegible]

CONTENTS

8 2-5 1 1 1

Consolidated Financial Highlights

JSAT Corporation and Subsidiaries
Years Ended March 31, 2002, 2003 and 2004

	Millions of Yen, Except Per Share Amounts			Percentage Change	Thousands of U.S. Dollars[1], Except Per Share Amounts
	2002	2003	2004	2004/2003	2004
For the year					
Revenues:[2]	¥ 40,783	¥ 45,121	¥ 46,241	+2.5%	$ 444,626
Network-related services	17,504	16,901	19,069	+12.8	183,356
Broadcast & video distribution services	22,332	27,347	26,477	-3.2	254,583
Other	947	873	695	-20.3	6,687
Operating income	11,325	11,779	10,444	-11.3	100,427
Income before income taxes and minority interests	9,994	11,110	9,284	-16.4	89,268
Net income	5,609	6,182	6,178	-0.1	59,400
Net cash provided by operating activities	19,930	25,867	22,479	-13.1	216,141
Capital expenditures	12,428	18,891	7,818	-58.6	75,169
EBITDA[3]	27,963	28,692	28,483	-0.7	273,871
Depreciation and amortization	16,476	16,698	18,537	+11.0	178,240
EBITDA margin[4] (%)	68.6%	63.6%	61.6%	-2.0[5]	
Return on equity (ROE) (%)	5.8%	6.5%	6.0%	-0.5[5]	
Per share data:					
Earnings per share—basic[6]	¥14,638.58	¥16,248.95	¥16,345.94	+0.6%	$ 157.17
—diluted	14,638.58	15,175.46	15,253.65	+0.5	146.67
At year-end					
Total shareholders' equity	¥ 96,907	¥ 93,207	¥ 102,663	+10.1%	$ 987,146
Total assets	163,432	169,230	177,620	+5.0	1,707,881
Number of employees[7]	251	262	263		

Notes: 1. U.S. dollar amounts have been translated from Japanese yen, for convenience only, at the rate of Y104=U.S.$1, the approximate rate of exchange on March 31, 2004.
2. From fiscal 2003, JSAT changed its service classifications from Telecommunications business services, Satellite broadcasting services, Telecommunications carrier services and Other to Network-related services, Broadcast & video distribution services, and Other. Figures for fiscal 2002 have been adjusted to conform to the new classifications. For further explanation of these services, please refer to page 10 of this report.
3. EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) represents the total of net income, interest, tax, depreciation and amortization.
4. The EBITDA margin is the ratio of EBITDA to revenues.
5. These figures are percentage point changes.
6. Basic earnings per share are calculated based on the weighted-average number of shares of common stock outstanding during each year, which were 383,154, 380,476 and 377,931 shares for the years ended March 31, 2002, 2003 and 2004, respectively.
7. The number of employees includes staff seconded to other companies, but is exclusive of part-time staff. The number comprises 211 JSAT employees and 52 SNET employees at March 31, 2004.

Revenue
(Millions of yen)


24,384
26,986
38,160
40,783
45,121
46,241
99/3
00/3
01/3
02/3
03/3
04/3

Net Income
(Millions of yen)


1,947
2,697
5,125
5,609
6,182
6,178
99/3
00/3
01/3
02/3
03/3
04/3

Total Assets
(Millions of yen)


110,899
140,100
169,640
163,432
169,230
177,620
99/3
00/3
01/3
02/3
03/3
04/3

Message from the Management

Renewed sense of determination one year after my appointment

First of all, I wish to express my sincere gratitude to JSAT's shareholders, customers and all other stakeholders for the support we have received up to now. Fiscal 2003, ended March 31, 2004, was an important year for JSAT, becoming the launchpad for a new stage of growth. For JSAT's management, and especially for me since my appointment in June 2003, it was a year of challenges and of great excitement that included the successful launch of the Horizons-1 satellite.

Operating results for fiscal 2003

Consolidated revenues for fiscal 2003 rose 2.5%, to ¥46,241 million, their highest ever level. Significant factors contributing to this result included the winning of new customer contracts for our international services and the booking of cancellation fee income relating to the termination of certain business service agreements. Operating income fell 11.3%, to ¥10,444 million. This was mainly attributable to the termination of our technical and business support contract with SKY Perfect Communications Inc., in March 2003, as well as to the booking of additional depreciation within operating expenses. Largely owing to a decrease in income taxes, net income declined just 0.1%, to ¥6,178 million.

In addition to the interim cash dividend of ¥3,000 per share approved by the Board of Directors on November 11, 2003, a year-end cash dividend of ¥3,000 per share was approved by the Ordinary General Meeting of Shareholders held on June 25, 2004. Consequently, the cash dividend applicable to the period totaled ¥6,000 per share.

Despite the presence of several unfavorable factors in JSAT's operating environment, including escalating competition and ongoing realignment within the satellite industry, in addition to the protracted sluggishness of the Japanese economy, I believe the fact we were able to achieve net income almost on a par with the previous period shows how the entire Company made strenuous efforts to make this result possible. Having said that, I also firmly believe we must endeavor to make JSAT an even more attractive company for our shareholders and investors.

Formulation of the new Medium-Term Management Plan as we aim for further growth

Having progressed through a start-up phase (1985-1996) and a growth phase (1997-2003), the Company has now entered its third phase—a stage of new growth aimed at creating the "New JSAT." My primary mission is to grasp the changes occurring in our operating environment and realize a giant step forward to this next stage.

To carry this idea forward, in October 2003 we formulated the Medium-Term Management Plan, which runs through fiscal 2008, ending March 31, 2009. Fiscal 2004, ending March 31, 2005, is the first year of the Medium-Term Management Plan, heralding a new start for the JSAT Group during which we will transform our operations and expand our business domain. We are anticipating an increase in initial investment requirements mainly for the JC-HITS business, in order to expand our business into CATV market as well as content aggregation business. However, we believe this investment is essential to ensure we meet the targets set out in the Medium-Term Management Plan. We intend to fully focus our energies on reaching these targets.

Two major areas of progress in JSAT's new businesses

In the fiscal year under review, in addition to achieving progress in our existing businesses, we vigorously strove to develop new businesses.

The first important area of new business is related to the Horizons-1 satellite, which was successfully launched in October 2003. This launch was the ninth successful launch in a row for JSAT, starting with the launch of JCSAT-1. Horizons-1 is jointly owned with PanAmSat Corporation of the United States and carries 24 Ku-band transponders. After in-orbit testing, the satellite commenced commercial operations in January 2004. It will be used as one element in our global business expansion strategy to distribute video content throughout North America and to provide international services between the United States and Asia, for which we are aggressively cultivating demand.

The second one is the above-mentioned JC-HITS service, which we started in February 2004. JC-HITS is a digital content distribution service provided to CATV operators by our wholly owned subsidiary Japan CableCast Inc. It enables CATV operators to substantially reduce their capital expenditure outlays when migrating to digital technology and lower their running costs. It also allows Japanese CATV operators to offer pay-per-view (PPV) programming. The JC-HITS business has made an excellent start and received much interest from CATV operators all over Japan. The JC-HITS service has made a positive start, with approximately 70 CATV operators indicating that they will adopt the JC-HITS service and a number of these having already started using it. PPV programming, which was launched in June 2004, has attracted much interest. We anticipate that the JC-HITS business will make a steady contribution to future revenue.

Internal organizational changes

JSAT has long focused on compliance and corporate governance as key management issues. In February 2004, to further enhance our compliance systems, we formulated the JSAT Compliance Program and newly created the position of Chief Compliance Officer (CCO).

In addition, in working toward the goals of the Medium-Term Management Plan and to enhance the flexibility and efficiency of our operating structure, the following organizational changes were implemented on April 1, 2004.

1. Within the Market Development Group, we established the NTT Business Development Division to strengthen our systems for collaboration with the NTT Group.
2. We restructured the Corporate Planning & Communications Group and the Corporate Coordination Group.
3. Within the Engineering & Planning Group, we established the Yokohama Satellite Control Center Administration Division.

An equity strategy that aims to raise our stock liquidity

In the past, to facilitate the execution of a flexible equity strategy that responds to changing operating and market conditions, JSAT has carried out the acquisition of treasury stock. Between June 26, 2003, and June 24, 2004, the Company repurchased a total of 26,735 JSAT shares at an approximate cost of ¥9,927 million, in accordance with the stock repurchase plan approved by the Ordinary General Meeting of Shareholders held on June 26, 2003. We are considering a range of uses for the acquired treasury stock, including stock swaps that may be a component of merger and acquisition (M&A) transactions carried out as part of the expansion of our business domain. The Ordinary General Meeting of Shareholders held on June 25, 2004, passed a resolution authorizing the Board of Directors to exercise responsibility for stock repurchases, further bolstering our flexibility in planning and executing strategies in this area.

In February 2004, to enhance the market liquidity of JSAT stock, we carried out a secondary offering of 40,000 existing shares of common stock owned by three of JSAT's shareholders. Thanks to a substantial increase in stock liquidity, the average daily trading volume of JSAT's stock approximately doubled after the offering, meaning we have largely achieved the aims of the offering. The number of JSAT shareholders increased by approximately 9,000 between September 30, 2003, and March 31, 2004.

Raising shareholder value

The Company's medium-term management vision calls for the realization of the "New JSAT" and the expansion of our business domain. We will steadily move toward these goals, thereby raising JSAT's corporate value. To make this possible, I believe we must also bolster our internal structures and bring about a transformation in JSAT's corporate culture. We will endeavor to nurture a spirit of challenge, encourage creativity and ingenuity, raise motivation levels and ensure everyone in the JSAT Group is in tune with management thinking. At the same time, we will focus on building a fundamental position that seeks to contribute to society and supports the development of our customers' businesses by providing value-added solutions. We will work to implement the necessary strategies and enhance the quality of our organization to realize a giant step forward in JSAT's development.

On behalf of JSAT's management team, we look forward to the ongoing support of our shareholders, customers and all other stakeholders.

July 2004



Kiyoshi Isozaki
President & CEO

Frequently Asked Questions

Q1: Please explain the main points of the Medium-Term Management Plan you announced in November 2003.

A1: The "New JSAT" envisaged in the Medium-Term Management Plan will comprise four major pillars.

1. "Satellite + Video" solutions provider

We will not limit ourselves to the conventional business model, based on the supply of transponder capacity, but also look to provide solutions that utilize satellite technology to meet customer needs. Already, we have experience in providing video content distribution services for such customers as used vehicle auctioneers and large condominium developers. We plan to harness the diverse capabilities of the JSAT Group to expand the range of services we provide.

2. Support for broadcasters and CATV operators migrating to digital formats

At the end of 2003, terrestrial digital broadcasting was launched in the three main urban areas of Tokyo, Osaka and Nagoya. Japanese regulatory agencies have adopted a policy to fully phase out analog broadcasting by 2011, so, to meet this deadline, CATV operators are urgently engaged in the task of digitizing their services. Through our subsidiary Japan CableCast Inc., we are developing the JC-HITS digital content distribution service to support CATV operators' migration to digital formats. In developing the JC-HITS service, we intend to fully utilize our experience and know-how built up in the digital broadcasting field since the launch of digital direct-to-home (DTH) services in Japan in 1996 (the current SKY PerfecTV!).

3. "Domestic + Global"

We intend to pursue further strategic alliances, such as the Horizons Satellite joint venture with PanAmSat Corporation. We will also aggressively market tailored solutions to: (i) Japanese companies with telecommunications needs throughout North America; and (ii) U.S. corporate and government sector customers. Our key strategic regions are Asia-Oceania, North America and China, but we are also looking to develop new business in the Indian Ocean and Atlantic Ocean regions. In fiscal 2003, ended March 31, 2004, approximately 3% of consolidated revenues were generated by international services. We are aiming to increase this proportion to 15% by fiscal 2008, ending March 31, 2009, as we develop JSAT into a truly global entity.

4. "Fixed Satellite Service (FSS) + Mobile / Ubiquitous"

With the rapid penetration of broadband in Japan and overseas, we anticipate demand for new mobile broadband services for vessels, aircraft and land-based vehicles. In preparation for the societal shift to broadband and ubiquitous telecommunications services, we will explore the myriad possibilities offered by satellite technology to develop and provide new services.

JSAT 3rd Phase Growth Scenario

Between fiscal 2004 and fiscal 2006, JSAT will focus on implementing necessary changes and preparing for its future as a satellite solutions provider and global corporate entity, thereby positioning itself to achieve sharp growth in revenue and income in the years that follow.

2003 → Change / Preparation → 2006 → Expansion / Growth → 2008

Present	Principal Strategies for Future Growth	Future
• Centered on selling transponder capacity (accounting for 10% of solutions-related sales) • Pushing forward with CS digitization (SKY PerfecTV!) • Business largely domestic (Overseas sales account for only 3% of net sales) • Primarily provides FSS (Fixed satellite service)	Develop solutions business ("Satellite + Video image" and "Broadcasting / Telecommunications convergence") Support broadcasters' migration to digital formats Expand global business Offer services for mobile applications Revamp and bolster sales activities Synergy creation—Group management Partnerships / Alliances	**The New JSAT** • Solutions business firmly established (accounting for 30% of net sales) • Support for CATV operators' / broadcasters' conversion to digital technology (JC-HITS breaks even) • No. 1 in Asia (Overseas sales account for 15% of net sales) • A provider of broadband mobile services

Q2: How would you describe JSAT's position in the global satellite marketplace?

A2: JSAT is the number one satellite operator in the Asia-Pacific region, based on both revenues and number of satellites owned. In addition, we have successfully launched the Horizons-1 satellite through a joint venture with PanAmSat, making us the first operator based in the Asia-Pacific region to hold ownership rights in a satellite covering North America. We anticipate this satellite will generate revenues through such applications as North America-wide video content distribution and very small aperture terminal (VSAT*) networks. By using Horizons-1 in combination with the satellites we use for international services, it has become possible for us to build a network covering a broad area, from North America through Asia and Oceania.

As satellite industry consolidation continues apace through numerous mergers and acquisitions, JSAT is striving to expand its share of global business through the building of strategic alliances. At the same time, as the leading player in the Asia-Pacific region possessing considerable leverage and competitive advantages, we intend to build a strong and sustainable market position.

* VSATs are compact two-way satellite terminals.

Q3: Do you foresee significant impact from the fierce price competition currently engulfing optical fiber and other terrestrial networks?

A3: It is our intention to maximize one of satellite communications' unique strengths—the ability to handle high-volume multicasting applications. As satellite communications and terrestrial networks possess different sets of unique characteristics, the business applications at which each one excels are also different, meaning they do not directly compete with each other.

JSAT is building hybrid networks, which combine satellite and terrestrial networks, to provide total solutions that fully exploit the strengths of both. Furthermore, by developing value-added services tailor-made to meet customer needs, we are able to achieve differentiation from terrestrial networks.

Q4: Please outline the new JC-HITS business.

A4: JC-HITS is a digital content distribution service provided to CATV operators by our subsidiary Japan CableCast using a JSAT satellite. In Japan, terrestrial digital broadcasting was launched in Tokyo, Osaka and Nagoya in December 2003, and analog broadcasting is set to be phased out altogether by 2011. To meet this deadline, CATV stations are working urgently to convert their operations to digital technology. By adopting the JC-HITS service, CATV operators can substantially reduce their capital expenditure outlays when migrating to digital technology and also lower running costs. In addition to increasing the number of channels they are able to provide, JC-HITS also allows Japanese CATV operators to offer pay-per-view (PPV) programming. Such new services are expected to bolster the attractiveness of CATV among Japanese consumers. Through the JC-HITS service, which has a fee structure linked to set top box (STB*) numbers and PPV revenues, we can also expand our revenue base.

Within the new facilities at our Yokohama Satellite Control Center, we have opened a JC-HITS Digital Content Distribution Center, which commenced operations in February 2004. The JC-HITS service has made a positive start, with approximately 70 CATV operators indicating that they will adopt the JC-HITS service and a number of these having already started using it. PPV programming, which has attracted much interest, commenced in June 2004.

* STB is the general term for a digital receiver terminal used in place of a CATV home terminal.

Q5: Please explain the effect of your sale of existing shares through a secondary offering on February 6, 2004.

A5: To enhance the market liquidity of JSAT stock, we carried out a secondary offering of 40,000 existing shares of common stock, including overallotment. The execution price was ¥362,600 per share.

After the offering, the number of JSAT shareholders rose from 22,682 (as of September 30, 2003) to 31,585 (as of March 31, 2004). The stock's liquidity has also increased, with the average daily trading volume more than doubling, from 585 between April 1, 2003, and February 5, 2004, to 1,308 between February 6, 2004, and April 30, 2004.

Corporate Governance and Compliance

Fundamental Corporate Governance Policy and Its Implementation

As an integral part of JSAT's drive to continually enhance corporate value within a globally competitive environment, management has made the strengthening of corporate governance structures one of its highest priority tasks. In line with this objective, the Company is developing and implementing a range of policies on an ongoing basis.

Specific examples of the implementation of such policies include: (1) the introduction of an executive officer system; (2) the proactive appointment of outside directors and outside corporate auditors; (3) the establishment of a Remuneration Committee and a Nominations Committee; (4) the reduction of the standard term of appointment of directors and executive officers; and (5) the strengthening of the Internal Audit Division. Through these and other measures, JSAT has built a management structure with effective checks and balances, a high degree of transparency and expeditious decision making.

The Company has already adopted a corporate auditor system. The option of moving to a committee system remains under consideration as part of JSAT's efforts to further reinforce its system of corporate governance.

JSAT also intends to maintain its policy of timely disclosure of information to shareholders and investors to promote management transparency. These efforts include the preparation of quarterly financial disclosure statements—prepared in conformity with both U.S. and Japanese generally accepted accounting principles (GAAP)—that began following the Company's initial public offering in August 2000.

JSAT's Corporate Governance System (As of July 1, 2004)


General Meeting of Shareholders
Board of Corporate Auditors
Corporate Auditors
Remuneration Committee
Nominations Committee
Board of Directors
Management Committee

JSAT's corporate governance system, including management decision making, executive and supervisory functions and management organization

The Board of Directors comprises nine members, including five outside directors. As well as fulfilling its legally required functions and making decisions regarding major management issues, the Board of Directors oversees the activities of executive management. As a general rule, meetings of the Board of Directors are convened on a monthly basis.

The Management Committee comprises ten members, all with a position of senior executive officer or higher, including the four executive members of the Board of Directors. In addition to making preliminary deliberations on matters that require a decision by the Board of Directors, the Management Committee makes decisions on important issues relating to operational matters, within the sphere of authority delegated to it by the Board of Directors. As a general rule, the Management Committee meets twice monthly.

JSAT has also established a Remuneration Committee and a Nominations Committee, which function as advisory bodies to the Board of Directors. Both committees comprise two members of the Board of Directors, including one outside director, as well as one outside corporate auditor. The Remuneration Committee considers matters relating to the remuneration system for directors and executive officers, while the Nominations Committee considers potential candidates for director and executive officer positions.

The Board of Corporate Auditors comprises four members, including three outside corporate auditors. The Board of Corporate Auditors assesses—in accordance with the Audit Plan it has itself formulated—the level of legal compliance maintained by the Company's directors in the execution of their duties. As a general rule, the Board of Corporate Auditors meets monthly.

JSAT has also established an Internal Audit Division, which monitors not only legal compliance but also the adequacy of internal procedures and control functions. These practical audits are carried out on an ongoing basis.

Measures to enhance JSAT's system of corporate governance

Measures implemented up to fiscal 2002

Fiscal 2000

- Introduced an executive officer system
- Established a Remuneration Committee to function as an advisory body to the Board of Directors on matters relating to the remuneration system for directors and executive officers

Fiscal 2002

- Established the Management Committee
- Increased the number of corporate auditors from three to four
- Reduced the standard term of appointment of directors and executive officers from two years to one year
- Established the Nominations Committee to advise the Board of Directors on potential candidates for director positions
- Introduced a business performance-linked remuneration system for directors and executive officers

Measures implemented in fiscal 2003

Introduction of a stock option system

To further enhance corporate value by drawing together the interests of shareholders and management, the Ordinary General Meeting of Shareholders held on June 26, 2003, passed a resolution mandating the introduction of a stock option system for directors, executive officers and certain other advisers and senior-level employees of the Company. A meeting of the Board of Directors held on November 11, 2003, passed a resolution stipulating details of the granting of stock options.

Formulation of a compliance program

In February 2004, the Company announced the formulation of the JSAT Compliance Program, aimed at attaining a thorough level of compliance across the entire JSAT Group.

Fundamental compliance policy and its implementation

At JSAT, compliance issues are treated as one of the most critical areas of management responsibility. The Company has previously established the Internal Audit Division to carry out checks on the level of legal compliance within the Company's business operations. In fiscal 2003, to enhance the Company's compliance systems, JSAT carried out a number of organizational reforms.

In February 2004, the Company formulated the JSAT Compliance Program, incorporating three main pillars: (1) management practices that adhere to the corporate mission and management philosophy; (2) the formulation of the JSAT Code of Ethics and Conduct; and (3) the building of compliance systems. The introduction of the Compliance Program was preceded by a declaration by the Company's president regarding these management practices and internal training sessions to thoroughly familiarize all employees with the details of the program. It officially commenced on April 1, 2004. Through organizational changes made in April 2003 to reinforce the Company's compliance systems, JSAT transferred line responsibility for the Legal & Credit Division from the Administration Group to the Corporate Planning & Communications Group. In addition, the Company appointed a Chief Compliance Officer (CCO) and established a Compliance Committee.

The promotion of stringent compliance management practices and employee education through the compliance program will remain an ongoing priority for the entire JSAT Group.

82-5111

Financial Section

CONTENTS

Consolidated Six-Year Summary

JSAT Corporation and Subsidiaries
Years Ended March 31, 1999, 2000, 2001, 2002, 2003 and 2004

	Millions of Yen					
	1999	2000	2001	2002	2003	2004
Operating results						
Revenues	¥ 24,384	¥ 26,986	¥ 38,160	¥ 40,783	¥ 45,121	¥ 46,241
Operating expenses	17,858	19,296	26,990	29,458	33,343	35,797
Operating income	6,526	7,691	11,171	11,325	11,779	10,444
Net income	1,947	2,697	5,125	5,609	6,182	6,178
Financial position						
Total assets	¥110,899	¥140,100	¥169,640	¥163,432	¥169,230	¥177,620
Current assets	11,971	9,320	27,313	17,408	30,805	34,695
Net property and equipment	93,602	121,218	121,630	121,300	122,286	107,387
Current liabilities	12,595	20,635	23,431	20,972	20,015	21,196
Long-term liabilities	79,052	64,454	50,325	44,979	55,406	53,108
Total shareholders' equity	19,252	55,012	95,884	96,907	93,207	102,663
Cash flows						
Net cash provided by operating activities	¥ 10,756	¥ 15,678	¥ 22,728	¥ 19,930	¥ 25,867	¥ 22,479
Net cash used in investing activities	(12,533)	(39,080)	(26,602)	(16,140)	(30,065)	(13,660)
Net cash provided by (used in) financing activities	3,657	20,333	9,579	(9,590)	4,870	(7,926)
Other data						
EBITDA	¥ 16,693	¥ 17,977	¥ 27,024	¥ 27,963	¥ 28,692	¥ 28,483
Shareholders' equity to total assets (%)	17.4%	39.3%	56.5%	59.3%	55.1%	57.8%
Number of shares outstanding	550,509	338,154.5	383,154.5	383,154.5	383,154.5	383,154.5
Number of satellites	5	7	8	8	8	9

Management's Discussion and Analysis of Operations

Overview

In fiscal 2003, ended March 31, 2004, although consumer spending lacked vigor, the Japanese economy began to exhibit signs of recovery, supported by robust exports of manufactured products and buoyant plant and equipment investment. In the domestic broadcasting industry, terrestrial digital broadcasts commenced in certain regions, and, coupled with strong sales of digital consumer electronics, the period raised expectations for a further lift in business conditions in the near future. Consolidated revenues increased 2.5%, to ¥46,241 million, operating income fell 11.3%, to ¥10,444 million, and net income slipped 0.1%, to ¥6,178 million.

Earnings before interest, tax, depreciation and amortization (EBITDA) decreased 0.7%, to ¥28,483 million, while the EBITDA margin decreased 2.0 percentage point, to 61.6%. Return on equity (ROE) declined 0.5 percentage point, to 6.0%.

Significant Events Affecting Operating Results and Financial Position

• *Transfer of Satellite Ownership Interests from NTT DoCoMo and Purchase of JSAT Stock by NTT DoCoMo*

In August 2003, NTT DoCoMo, Inc., transferred its interests in the N-STARa and N-STARb satellites to JSAT. The value of the interests transferred was approximately ¥3.3 billion. At the same time, the two companies concluded an agreement whereby NTT DoCoMo will lease transponders on the two satellites from JSAT. This lease is classified as a direct financing lease and is presented as "Net investment in direct financing lease" in the consolidated balance sheet. Revenue from the lease, equivalent to interest income, is included in the consolidated statement of income.

In addition, JSAT sold 4,749 shares of treasury stock to NTT DoCoMo for approximately ¥1.7 billion.

• *Successful Launch of Horizons-1 and Commencement of Operations*

In October 2003, the Horizons-1 satellite was successfully launched, making JSAT the first satellite operator based in Asia to have ownership interests in a satellite covering North America. The satellite commenced commercial operations in January 2004. Horizons-1 is a latest-model satellite and is owned by Horizons Satellite LLC, which is a joint venture between our wholly owned subsidiary JSAT International Inc. (JII) and PanAmSat Corporation of the United States. The satellite carries 24 Ku-band transponders, of which JSAT has a half-share equivalent to 12 transponders. Horizons Satellite is accounted for by the equity method.

• *Commencement of the JC-HITS Service*

In February 2004, JSAT's wholly owned subsidiary Japan CableCast Inc. commenced operations of its JC-HITS digital content distribution service for CATV operators. This service enables CATV operators to substantially reduce their capital expenditure outlays when migrating to digital technology and lower their running costs. It also allows Japanese CATV operators to offer pay-per-view (PPV) programming. From fiscal 2004, ending March 31, 2005, we expect the number of CATV operators who use the JC-HITS service to steadily increase and anticipate this will make a strong contribution to future revenue growth.



Operating Income and
Operating Margin
7,691
11,171
11,325
11,779
10,444
28.5
29.3
27.8
26.1
23.6
00/3
01/3
02/3
03/3
04/3
Operating income (Millions of yen)



EBITDA and
EBITDA Margin
17,977
27,024
27,963
28,692
28,483
66.6
70.8
68.6
63.6
61.6
00/3
01/3
02/3
03/3
04/3
EBITDA (Millions of yen)



Return on Equity (ROE)
(%)
6.8
5.8
6.5
6.0
01/3
02/3
03/3
04/3

• *Secondary Stock Offering of Existing Shares*
In February 2004, to enhance the market liquidity of JSAT stock, we carried out a secondary offering of 40,000 existing shares of common stock owned by three of JSAT's shareholders. The shares were mainly sold to individual (non-institutional) investors and resulted in a substantial improvement in stock liquidity and a large increase in the number of JSAT shareholders.

• *Purchase of Treasury Stock*
To facilitate the execution of a flexible equity strategy that responds to changing operating and market conditions, JSAT has carried out purchases of treasury stock in accordance with the stock repurchase plans approved by the Ordinary General Meetings of Shareholders held in June 2002 and June 2003. Between June 26, 2003, and June 24, 2004, the Company repurchased a total of 26,735 JSAT shares at an approximate cost of ¥9,927 million.

Results of Operations

• *Change in Service Classifications*
From fiscal 2003, JSAT changed its service classifications from Telecommunications Business Services, Satellite Broadcasting Services, Telecommunications Carrier Services and Other to Network-Related Services, Broadcast & Video Distribution Services and Other . Figures for fiscal 2002 and fiscal 2001 and the reviews relating to those periods have been adjusted to conform to the new classifications.

Fiscal 2003 Compared with Fiscal 2002

Revenues
JSAT presents its financial statements based on a single business segment, that is, the provision of satellite transponder capacity on satellites owned by the Company to various customers. However, to facilitate efficient and effective management, revenue information is broken down into two main services and analyzed according to customer and type of service provided.

• *Network-Related Services*
Revenues in network-related services are mainly derived from the provision of intranet services and international data transmissions to corporate and governmental agency users, as well as telecommunications carrier services to the NTT Group and Type II telecommunications carriers.

Consolidated revenues grew 12.8%, to ¥19,069 million. Although some customers scaled back or terminated transponder usage following price falls in telecommunications services utilizing optical fiber and digital subscriber line (DSL) technology, this was more than offset by positive factors in other areas. These included cancellation fee income relating to the termination of certain business service agreements; the first full-year revenue contribution from the provision of additional transponder capacity to NTT East and NTT West, which commenced in July 2002; and the securing of a major new contract from a governmental agency for international services, which take advantage of the wide geographical coverage provided by satellites.

• *Broadcast & Video Distribution Services*
Revenues in broadcast & video distribution services are mainly derived from multichannel digital broadcasting services provided to broadcasters using the SKY PerfecTV! platform, and domestic and international video transmission services provided to terrestrial broadcasters. From fiscal 2004, this classification will also include revenues from the JC-HITS service.

Consolidated revenues fell 3.2%, to ¥26,477 million. Within this overall result, positive factors included the first full-year revenue contribution from the SKY PerfecTV! 110 service, which commenced in June 2002 using JCSAT-110, and contributions from the commencement of new channels on the SKY PerfecTV! platform, including the Disney Channel. The main factor leading to the overall decline in revenues was the termination of our technical and business support contract with SKY Perfect Communications Inc. in March 2003, which had previously contributed approximately ¥1.3 billion annually.

• *Other*
Other include revenues derived from the provision of satellite control services and other miscellaneous services.

Consolidated revenues declined 20.3%, to ¥695 million. This drop was mainly the result of the transfer of satellite ownership interests from NTT DoCoMo to JSAT, leading to a decrease in revenues from satellite control services to the NTT Group.

Operating Expenses
Total operating expenses climbed 7.4%, to ¥35,797 million. As a proportion of revenues, total operating expenses rose 3.5 percentage points, to 77.4%. This was mainly attributable to the termination of our technical and business support contract with SKY Perfect Communications and increases in cost of services and sales and marketing expenses accompanying efforts to secure replacement revenues.

Cost of services grew 4.7%, to ¥10,685 million. Cost of services mainly comprises uplink costs for SKY PerfecTV! broadcasts, in-orbit insurance, satellite operation costs and merchandise costs. The increase in cost of services was mainly owing to a rise in merchandise costs. Uplink costs and in-orbit insurance premiums were relatively unchanged, at ¥3,998 million and ¥2,294 million, respectively.

Sales and marketing expenses climbed 16.3%, to ¥2,756 million, mainly owing to an increase in advertising expenses relating to broadcasting services.

Depreciation and amortization rose 11.0%, to ¥18,537 million, mainly owing to additional depreciation of the N-STARa and N-STARb satellites totaling ¥2,343 million. This reflected a change in the economic circumstances of these two satellites, including the cancellation of certain business service agreements by NTT Communications relating to N-STARa and N-STARb. The Company's largest operating expense is depreciation of its satellites, which is computed under the straight-line method and uses operational lifetimes ranging from two to 17 years until the book value is reduced to zero.

General and administrative expenses grew 8.5%, to ¥3,710 million, largely owing to an increase in specialist outsourced work expenses for building facilities within the Yokohama Satellite Control Center (YSCC) needed to operate the JC-HITS service.

As a result of the aforementioned factors, operating income declined 11.3%, to ¥10,444 million.

At the end of the period, the number of employees, on a consolidated basis, stood at 263, a 0.4% increase compared with the previous year-end.

Other Income (Expenses)

Interest expenses fell 22.8%, to ¥713 million, owing to scheduled repayments of long-term debt. Equity in earnings of affiliated companies decreased 17.3%, to ¥64 million.

Other—net amounted to expenses of ¥512 million, compared with income of ¥177 million in the previous period.

As a result of these factors, other expenses—net amounted to ¥1,161 million, compared with ¥669 million in the previous period.

Net Income and Comprehensive Income

Income before income taxes and minority interests dropped 16.4%, to ¥9,284 million. Income taxes amounted to ¥3,055 million, a 37.6% decrease compared with the previous period. The effective tax rate declined 11.2 percentage points, to 32.9%, which was mainly attributable to a decrease in valuation allowance. Minority interests in income of subsidiaries increased from ¥28 million to ¥51 million.

Net income decreased 0.1%, to ¥6,178 million. The weighted-average number of shares outstanding fell from 380,476 shares in the previous period to 377,931 shares during the period under review. Basic earnings per share of common stock increased 0.6%, to ¥16,346, while diluted earnings per share of common stock amounted to ¥15,254. For further explanation of the method of calculation of net income per share of common stock, please refer to page 40 of this report.

Unrealized holding gains arising during the period on securities held by JSAT at March 31, 2004, amounted to ¥7,588 million, compared with unrealized holding losses of ¥5,379 million arising during the period. This mainly

Total Operating Expenses and Depreciation and Amortization Expenses
(Millions of yen)



19,296
10,167
26,990
15,420
29,458
15,475
33,343
16,698
35,797
18,537
00/3
01/3
02/3
03/3
04/3

Total operating expenses
Depreciation and amortization expenses

General and Administrative Expenses and Number of Employees



1,677
157
2,501
174
2,897
251
3,418
262
3,710
263
00/3
01/3
02/3
03/3
04/3

General and administrative expenses
(Millions of yen)
Number of employees (On a nonconsolidated basis

Interest Expenses and Other Income (Expenses)—Net
(Millions of yen)



2,135
-2,015
1,788
-1,475
1,388
-1,331
923
-669
713
887
00/3
01/3
02/3
03/3
04/3

Interest expenses
Other income (expenses)—net

reflected a large gain in the market value of equity securities held by the Company in SKY Perfect Communications. Foreign currency translation adjustments totaled negative ¥331 million in the period under review, compared with negative ¥295 million in the previous period. As a result of the above factors, comprehensive income for fiscal 2003 amounted to ¥13,396 million, compared with ¥506 million in the previous period.

Dividends

Providing an appropriate return to shareholders is a priority issue for JSAT's management. The Company paid an annual cash dividend of ¥6,000 per share applicable to fiscal 2003, which is the same as in the previous period. With the overall aim of maximizing shareholder value, JSAT will pursue a dividend policy that maintains long-term stability in the level of future dividend payments, while also closely linking dividends to operating results.

Financial Position and Key Management Indicators

At the end of the period under review, total assets amounted to ¥177,620 million, a 5.0% increase compared with the previous fiscal year-end. The major items contributing to this increase were net investment in direct financing lease, which relates to the lease of satellite transponders to NTT DoCoMo, and a large rise in investments in affiliated companies resulting from the inclusion of JII's investment in Horizons Satellite totaling approximately ¥4.6 billion.

Despite purchases of treasury stock, total shareholders' equity grew 10.1%, to ¥102,663 million, primarily owing to a substantial rise in unrealized gains on securities. As a result, the equity ratio increased 2.7 percentage points, to 57.8%.

EBITDA decreased 0.7%, to ¥28,483 million, while the EBITDA margin decreased 2.0 percentage point, to 61.6%. ROE for the period was 6.0%, a 0.5 percentage point decline compared with the previous period.

Secondary Stock Offering of Existing Shares and Purchase of Treasury Stock

Raising the trading liquidity of JSAT's stock and broadening the Company's shareholder base are important management objectives.

On February 6, 2004, to enhance the market liquidity of JSAT stock, we carried out a secondary offering of 40,000 existing shares of common stock owned by three of JSAT's shareholders. The total value of the secondary stock offering was ¥14,504 million. In addition, to execute a flexible equity strategy that responds to changing operating conditions, the Company is carrying out a purchase of treasury stock. A summary of this program is given in the table below.

Treasury Stock Purchase Program

	Number of Shares	Amount (Millions of yen)
Treasury stock purchase program approved at the General Meeting of Shareholders held on June 26, 2003	45,000 (maximum)	¥22,500 (maximum)
Purchases carried out between June 26, 2003, and June 24, 2004	26,735	¥ 9,927

Net Property and Euipment and Total Long-Term Liabilities
(Millions of yen)


121,218
121,630
121,300
122,286
107,387
54,454
50,325
44,979
55,406
53,108
00/3
01/3
02/3
03/3
04/3

Net property and euipment
Total long-term liabilities

Total Shareholders' Equity and Equity Ratio


55,012
95,884
96,907
93,207
102,663
39.3
56.5
59.3
55.1
57.8
00/3
01/3
02/3
03/3
04/3

Shareholders' equity (Millions of yen)
— Shareholders' equity to total assets (%)

The General Meeting of Shareholders held on June 25, 2004, passed a resolution authorizing the Board of Directors to exercise responsibility for stock repurchases.

On an ongoing basis, management will carefully consider—in conjunction with a variety of factors, including operating results and market conditions—the full range of options available to help the Company meet these objectives, before formulating a strategy.

Fiscal 2002 Compared with Fiscal 2001

Revenues

In fiscal 2002, ended March 31, 2003, owing to solid growth in all service areas, JSAT recorded consolidated revenues of ¥45,121 million, up 10.6% compared with fiscal 2001, ended March 31, 2002.

• *Network-Related Services*

Revenues decreased 3.4%, to ¥16,901 million. Despite a boost to revenues from the provision of additional services to the NTT Group, some customers scaled back or cancelled transponder usage, leading to the overall revenue decline.

• *Broadcast & Video Distribution Services*

Revenues climbed 22.5%, to ¥27,347 million. Contributing significantly to this increase was the commencement of the new SKY PerfecTV! 110 service that uses JCSAT-110, higher service fees earned from long-term step-up type tariffs for broadcasters using SKY PerfecTV!, an increase in the number of channels on the SKY PerfecTV! platform and the first full period of consolidation of Satellite Network, Inc. (SNET).

• *Other*

Revenues slipped 7.8%, to ¥873 million.

Operating Expenses

Total operating expenses increased 13.2%, to ¥33,343 million. As a proportion of revenues, total operating expenses rose 1.7 percentage points, to 73.9%.

Cost of services climbed 30.0%, to ¥10,206 million. Cost of services mainly consists of uplink costs for SKY PerfecTV! broadcasts, in-orbit insurance and satellite operation costs. Uplink costs rose 53.2%, to ¥4,673 million, mainly owing to the commencement of CS110 broadcasts. In-orbit insurance premiums increased 22.0%, to ¥2,313 million, largely owing to the launch of JCSAT-2A in March 2002. Cost of services was also pushed up by the first full year of consolidation of SNET.

Sales and marketing expenses grew 17.2%, to ¥2,370 million, mainly as a result of higher personnel costs.

Depreciation and amortization expenses edged up 1.3%, to ¥16,698 million. The Company's largest operating expense is depreciation of its satellites, which is computed under the straight-line method and uses operational lifetimes ranging from 11 years to 17 years until the book value is reduced to zero.

General and administrative expenses increased 18.0%, to ¥3,418 million. As a result of the aforementioned factors, operating income rose 4.0%, to ¥11,779 million.

At the end of the period, the number of employees, on a consolidated basis, stood at 262, a 4.4% increase compared with the previous year-end.

Other Income (Expenses)

Interest expenses fell 33.5%, to ¥923 million, owing to scheduled repayments of long-term debt.

Equity in earnings of affiliated companies amounted to ¥77 million, compared with equity in losses of affiliated companies of ¥244 million in the previous period. This was largely owing to good results posted by Pay Per View Japan, Inc. (PPVJ), which is accounted for under the equity method.

Other—net fell 41.2%, to ¥177 million, mainly owing to loss on write-downs of investments.

As a result of these factors, other expenses—net declined 49.7%, to ¥669 million.

Net Income and Comprehensive Income

Income before income taxes and minority interests rose 11.2%, to ¥11,110 million. Income taxes amounted to ¥4,899 million, a 12.3% increase compared with the previous term. The effective tax rate edged up 0.5 percentage point, to 44.1%. Minority interests in income of subsidiaries grew 20.1%, to ¥28 million.

Net income increased 10.2%, to ¥6,182 million. The weighted-average number of shares outstanding fell from 383,154 shares in the previous period to 380,476 shares during the period under review. Basic net income per share of common stock climbed 11.0%, to ¥16,249. Owing to the issuance of ¥20,000 million in zero-coupon euro-yen convertible bonds in April 2002, diluted net income per share of common stock amounted to ¥15,175. For further explanation of the method of calculation of net income per share of common stock, please refer to page 40 of this report.

Unrealized holding losses arising during the period on securities held by JSAT at March 31, 2003, increased 259.4%, to ¥5,379 million, primarily reflecting a large drop in the market value of equity securities held by the Company in SKY Perfect Communications. Within other comprehensive income, foreign currency translation adjustments totaled negative ¥295 million in the period under review, compared with positive ¥184 million in the previous term. As a result of the above factors, comprehensive income for fiscal 2002 declined 88.3%, to ¥506 million.

Consolidated Subsidiaries and Affiliated Companies

Name of company	Equity stake held by JSAT
Satellite Network, Inc.	67.0%
JSAT International Inc.	100.0%
Japan CableCast Inc.	100.0%
Pay Per View Japan, Inc.	20.0%
Horizons Satellite LLC	50.0%

(As of July 2004)

NTT Satellite Communications Inc., which had been accounted for by the equity method, was dissolved on March 31, 2004.

Liquidity and Capital Resources

Basic Policy

Currently, JSAT operates nine satellites, and most of the Company's revenues are derived from these satellites in the form of fees for the use of transponder capacity. To maintain and expand these revenues, it is necessary to replace satellites as they near the end of their operational lifetimes, which range from approximately 11 years to approximately 17 years. Depreciation of satellites—the Company's main type of fixed asset—is computed under the straight-line method using periods that are determined by the expected lifetime of on-board fuel, until the book value is reduced to zero. Therefore, if the Company was able to spread out the investments in its satellite fleet according to the average operational lifetime of its satellites, the investment cycle would roughly correspond with the depreciation schedule. That is to say, it would be possible to meet property and equipment investment requirements relating to the satellite fleet by allocating an amount similar to the depreciation and amortization expense. However, in practice, the satellite investment cycle varies according to the different operational lifetime of each satellite, making it extremely difficult to maintain a balanced investment cycle. The ability to flexibly finance cash shortfalls is crucial for the operation of our business because in some fiscal years the amount of investment required may exceed depreciation and amortization expense or net cash provided by operating activities.

It is also the Company's policy to carry out investment over and above that which is necessary simply to maintain the existing fleet. For example, when existing satellites are replaced, additional functions or extra capacity may be added to the new satellites. In addition to augmenting effective free cash flow, which excludes the cost of maintaining the existing satellite fleet, the Company is committed to making strategic investments that will increase its revenue base through flexible financing activities. At the same time, while uncertainty continues to hamper the domestic financial sector, it is JSAT's intention to maintain an enhanced level of liquidity.

Capital Expenditures

Based on the above policies, JSAT carried out several major property and equipment investments, totaling approximately ¥7,818 million, during fiscal 2003.

Major areas of capital expenditure during fiscal 2003 included procurement costs for JCSAT-9 and Horizons-1 amounting to ¥5,557 million and ¥958 million, respectively, and expenditure of ¥974 million relating to the commencement of the JC-HITS service.

Cash Flows

Cash flows during fiscal 2003 are summarized below.

Net cash provided by operating activities decreased 13.1%, to ¥22,479 million. This decrease was mainly owing to a lower increase in advances from customers compared with the previous period and an increase in deferred income taxes. In addition, net income was down 0.1%, to ¥6,178 million, and depreciation and amortization was up 11.0%, to ¥18,537 million.

Net Cash Provided by Operationg Activities and Capital Expenditures
(Millions of yen)


15,678
36,580
22,728
15,791
19,930
12,428
25,867
18,891
22,479
7,818
00/3
01/3
02/3
03/3
04/3

Net cash provided by operationg activities

Net cash used in investing activities decreased 54.6%, to ¥13,660 million. Within that amount, property and equipment investment totaled ¥7,795 million, investment in businesses was ¥532 million and short- and long-term investment securities came to ¥3,710 million.

Net cash used in financing activities amounted to ¥7,926 million, compared with net cash provided by financing activities totaling ¥4,870 million in the previous period. That included repayment of borrowings totaling ¥10,323 million, payments to acquire treasury stock amounting to ¥3,193 million, payments for cash dividends of ¥2,458 million, proceeds from short- and long-term borrowings totaling ¥6,725 million and proceeds from sales of treasury stock amounting to ¥1,719 million. In addition, in the previous period net cash provided by financing activities included ¥20,063 million in proceeds from issuance of convertible bonds.

As a result of the aforementioned changes, cash and cash equivalents at end of year increased 48.9%, ¥2,233 million.

Corporate Governance and Compliance

In line with the management objective of maximizing corporate value and as a company continuously working to bear the scrutiny of all investors, JSAT aims to (1) realize a system of corporate governance that emphasizes a high degree of management transparency and (2) build a compliance system that is both thorough and stringent. For more details on JSAT's corporate governance and compliance systems, please refer to page 6-7 of this report.

Research and Development

In the development of the Company's business, management believes that strengthening its systems for developing new technologies and services is one of its most important tasks, and is particularly crucial in enhancing customer satisfaction and securing future revenue streams.

In fiscal 2003, the Company carried out demonstration field-testing of broadband very small aperture terminals (VSATs), research on high-speed digital transmission systems and basic research into effective use of the frequency spectrum. The Company also conducted monitor testing, in preparation for commercialization, of a lens antenna capable of receiving data transmissions from multiple satellites. The antenna was developed in collaboration with Sumitomo Electric Industries, Ltd. As lens antennae eliminate the need to install a different antenna to receive transmissions from each satellite, they are expected to be adopted widely in the future.

The Company's research and development expenses totaled ¥166 million in fiscal 2003.

The Company aims to further concentrate its development resources to create advanced solutions that satisfy existing customer demands as well as stimulate latent needs.

Outlook for Fiscal 2004

The telecommunications and broadcasting sector, in which the JSAT Group operates, is anticipated to remain fiercely competitive in the foreseeable future. Owing to the expiration or cancellation of some transponder service agreements, the JSAT Group forecasts a 7.9% fall in consolidated revenues, to ¥42,600 million.

Fiscal 2004 will also see the first significant contributions from two new businesses: the JC-HITS digital content distribution service for CATV operators that was launched in February 2004; and revenues derived from Horizons-1, which covers the North America region. The full-scale start of these two businesses means the period is likely to serve as a stern test of the Company's mettle.

Owing to up-front costs mainly associated with the commencement of the two aforementioned new businesses, we forecast operating income to decline 32.0%, to ¥7,100 million, net income to fall 28.8%, to ¥4,400 million, and basic net income per share to decrease 28.6%, to ¥11,678.

Risk Factors

• *Satellite Launch Risk and Operational Failure Risk*

As JSAT's business relies on the operation of a fleet of satellites, there is inherent risk involving possible launch failure and



Research and Development Expenses
(Millions of yen)
269
212
188
166
102
00/3
01/3
02/3
03/3
04/3

in-orbit operational failure (breakdown, excessive fuel consumption, collision with space debris, control problems). To be prepared for such eventualities, JSAT takes out launch and in-orbit insurance covering all of its satellites. Launch insurance covers satellite manufacture costs, re-launch costs and the cost of obtaining new insurance. However, not all costs that may result from satellite launch failure are covered by such insurance.

In-orbit insurance is based on the satellite's book value and does not cover replacement cost. The Company maintains one satellite in orbit exclusively for emergency backup use. However, the backup satellite may not be able to replace all of a failed satellite's capacity and cannot replace transponder capacity on certain JSAT satellites.

• *Insurance Risk*
JSAT maintains in-orbit insurance cover on all its satellites. However, in addition to the effects of the 2001 terrorist attacks in the United States, several recent in-orbit failures of satellites owned by other operators have led to a rise in the value of insurance claims. As a result, conditions for obtaining insurance cover in the aerospace insurance market have become extremely harsh. Despite this situation, the reputation and trust enjoyed by the Company and its satellites in the insurance market is very high. This has enabled JSAT to further increase the effectiveness of its fleet insurance, which it has employed since fiscal 2002, to obtain insurance conditions substantially more favorable than the market average when it renews its fleet insurance annually.

• *Impact of Fiber-Optic and DSL-Based Communications Services*
In recent years, based on various technology advances, user costs in Japan for such communications services as optical fiber and DSL have fallen substantially. JSAT is exposed to the impact of such market changes. In addition, trends in broadcasting utilizing terrestrial broadband networks may have an impact on JSAT's broadcasting-related businesses.

• *Risk of Not Reaching Planned Targets in the Horizons-1 and JC-HITS Businesses*
If the Company's consolidated subsidiary JII is unable to develop its North American business and generate revenues to the extent envisaged, the Company may not meet its planned targets.

There is a risk that the Company's consolidated subsidiary Japan CableCast may not meet the planned targets for its digital content distribution service aimed at CATV operators.

• *Foreign Exchange Risk*
While the Company's revenues are denominated almost entirely in Japanese yen, two of its major expenses—the construction and the launch of new satellites—are paid in U.S. dollars. JSAT has entered into foreign exchange forward contracts and foreign currency option contracts to manage its exposure to fluctuations in the yen-dollar exchange rate.

Environmental Policy

To facilitate a rapid response to environmental issues, proactively reduce environmental risks and promote energy savings, in November 2002 the Company formulated the "JSAT Environmental Policy." The key points of the policy are: (1) the development of an information- and communications-based society premised on both environmental protection and convenience; (2) the operation of environment-friendly satellite control centers; (3) the operation of offices promoting awareness of environmental protection issues and the importance of everyday, individual actions; and (4) the use of measurable targets for activities and communication.

In December 2002, JSAT received ISO 14001 certification for its environmental management activities. Furthermore, in January 2004 the Company underwent its regular ISO 14001 surveillance audit, resulting in the renewal of its ISO 14001 certification. The Company will continue with its efforts to be an environmentally sound satellite operator.

Forward-Looking Statements

This report contains forward-looking statements that are based on JSAT's own projections and estimates. The markets in which JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, prices, changes in economic conditions, potential satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ materially from the content of these forward-looking statements. Therefore, these forward-looking statements should not be interpreted as representations that such objectives will be fulfilled.

Quarterly Data

JSAT Corporation and Subsidiaries
Years Ended March 31,

	Millions of Yen, Except Per Share Amounts				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2004					
Operating results					
Revenues	¥ 10,882	¥ 10,866	¥ 11,023	¥ 13,470	¥ 46,241
Operating income	2,823	2,816	3,012	1,793	10,444
Net income	1,500	1,437	1,532	1,709	6,178
Financial position					
Total assets	¥ 167,939	¥ 178,133	¥ 173,400	¥ 177,620	¥ 177,620
Total shareholders' equity	94,513	100,931	98,247	102,663	102,663
Cash flows					
Net cash provided by operating activities	¥ 8,267	¥ 4,758	¥ 6,170	¥ 3,284	¥ 22,479
Other data					
EBITDA	¥ 7,044	¥ 6,740	¥ 7,030	¥ 7,669	¥ 28,483
EBITDA margin (%)	64.7%	62.0%	68.7%	67.1%	61.6%
Earnings per share—basic (EPS)	¥3,964.57	¥3,781.10	¥4,055.76	¥4,545.25	¥16,345.94
Weighted-average number of shares outstanding	378,405	379,989	377,735	375,919	377,931

	Millions of Yen, Except Per Share Amounts				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2003					
Operating results					
Revenues	¥ 10,647	¥ 11,423	¥ 11,494	¥ 11,557	¥ 45,121
Operating income	2,438	3,203	3,558	2,581	11,779
Net income	1,048	1,902	1,925	1,308	6,182
Financial position					
Total assets	¥ 178,778	¥ 174,593	¥ 171,214	¥ 169,230	¥ 169,230
Total shareholders' equity	96,130	94,856	93,932	93,207	93,207
Cash flows					
Net cash provided by operating activities	¥ 8,681	¥ 5,726	¥ 6,238	¥ 5,223	¥ 25,867
Other data					
EBITDA	¥ 6,563	¥ 7,624	¥ 7,693	¥ 6,813	¥ 28,692
EBITDA margin (%)	61.6%	66.7%	66.9%	59.0%	63.6%
Earnings per share—basic (EPS)	¥2,734.90	¥4,982.18	¥5,083.86	¥3,448.00	¥16,248.95
Weighted-average number of shares outstanding	383,154	381,737	378,592	378,405	380,476

Consolidated Balance Sheets

JSAT Corporation and Subsidiaries
March 31, 2003 and 2004

ASSETS	Thousands of Yen 2003	Thousands of Yen 2004	Thousands of U.S. Dollars (Note 1) 2004
Current assets:			
Cash and cash equivalents	¥ 1,499,717	¥ 2,233,369	$ 21,475
Time deposits	2,000,000	–	–
Short-term investments (Note 2)	14,138,585	16,507,471	158,726
Accounts receivable (Note 3):			
Trade	2,088,028	2,181,962	20,980
Loans	7,300,000	7,184,000	69,077
Other	260,259	2,196,079	21,116
Net investment in direct financing lease (Note 14)	–	1,252,854	12,047
Inventories	91,699	70,527	678
Prepaid expenses	2,811,899	2,640,555	25,390
Deferred income taxes (Note 12)	538,199	345,973	3,327
Other current assets	76,114	82,306	791
Total current assets	30,804,500	34,695,096	333,607
Investments:			
Investments in affiliated companies (Note 3)	499,007	5,130,414	49,331
Other investments (Notes 2, 3 and 5)	12,265,133	26,365,461	253,514
Total investments	12,764,140	31,495,875	302,845
Property and equipment (Notes 3, 4, 14 and 15):			
Land	2,667,571	2,657,571	25,554
Telecommunications satellites	146,916,260	146,916,260	1,412,656
Telecommunications equipment	17,554,983	16,770,697	161,257
Buildings and structures	4,921,827	5,128,950	49,317
Equipment and furniture	838,320	902,306	8,676
Construction in progress	19,020,062	21,229,558	204,130
Total	191,919,023	193,605,342	1,861,590
Accumulated depreciation	(69,633,008)	(86,218,390)	(829,023)
Net property and equipment	122,286,015	107,386,952	1,032,567
Deferred income taxes (Note 12)	638,807	96,528	928
Net investment in direct financing lease (Note 14)	–	1,244,853	11,970
Goodwill	–	558,211	5,367
Other assets	2,736,157	2,142,081	20,597
Total	¥169,229,619	¥177,619,596	$1,707,881

See notes to consolidated financial statements.

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2004	2004
Current liabilities:			
Short-term borrowings (Note 5)	¥ 2,800,000	¥ 1,200,000	$ 11,538
Current portion of long-term debt (Notes 3, 5 and 14)	8,198,732	12,246,002	117,750
Trade accounts payable	812,357	1,020,061	9,808
Accrued liabilities:			
Interest	66,025	45,005	433
Taxes on income (Note 12)	2,953,007	1,751,228	16,839
Other	921,020	1,480,236	14,233
Advances from customers	2,374,908	2,585,469	24,860
Other current liabilities	1,888,899	867,759	8,344
Total current liabilities	20,014,948	21,195,760	203,805
Long-term liabilities:			
Long-term debt (Notes 3, 5 and 14)	32,465,745	26,392,306	253,772
Convertible bonds (Note 5)	20,000,000	20,000,000	192,308
Liability for severance payments (Note 6)	1,054,407	916,898	8,816
Deferred income taxes (Note 12)	–	3,722,066	35,789
Other liabilities (Note 3)	1,885,638	2,076,252	19,965
Total long-term liabilities	55,405,790	53,107,522	510,650
Commitments and contingent liabilities (Note 15)			
Minority Interests	602,261	653,172	6,280
Shareholders' equity (Note 7):			
Common stock:	53,769,570	53,769,570	517,015
authorized, 450,000 shares			
issued, 2003 and 2004—383,154.5 shares			
Additional paid-in capital	35,008,569	34,422,394	330,985
Retained earnings—Unappropriated	6,161,179	9,874,149	94,944
Accumulated other comprehensive income:			
Unrealized gains and losses on securities (Note 2)	723,603	8,245,319	79,282
Foreign currency translation adjustments	(111,105)	(442,331)	(4,253)
Minimum pension liability adjustment	(43,843)	(15,748)	(152)
Total accumulated other comprehensive income	568,655	7,787,240	74,877
	95,507,973	105,853,353	1,017,821
Less treasury stock, at cost (2003—4,749.5 shares, 2004—7,235.5 shares)	(2,301,353)	(3,190,211)	(30,675)
Total shareholders' equity	93,206,620	102,663,142	987,146
Total	¥169,229,619	¥177,619,596	$1,707,881

Consolidated Statements of Income

JSAT Corporation and Subsidiaries
Years Ended March 31, 2002, 2003 and 2004

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2002	2003	2004	2004
Revenues (Notes 3, 9 and 14)	¥40,782,817	¥45,121,140	¥46,241,053	$444,626
Operating expenses:				
Cost of services (Note 3)	7,849,701	10,206,361	10,685,002	102,740
Sales and marketing (Note 10)	2,022,850	2,370,217	2,756,252	26,502
Depreciation and amortization (Note 4)	16,475,662	16,697,698	18,537,011	178,241
General and administrative expenses	2,896,662	3,418,327	3,709,725	35,671
Loss on property and equipment	212,943	649,946	108,683	1,045
Total operating expenses	29,457,818	33,342,549	35,796,673	344,199
Operating income	11,324,999	11,778,591	10,444,380	100,427
Other income (expenses):				
Interest expenses	(1,387,680)	(922,757)	(712,615)	(6,852)
Equity in earnings (losses) of affiliated companies (Note 3)	(243,696)	77,318	63,959	615
Other—net (Notes 2, 3 and 11)	300,691	176,726	(511,872)	(4,922)
Other expenses—net	(1,330,685)	(668,713)	(1,160,528)	(11,159)
Income before income taxes and minority interests	9,994,314	11,109,878	9,283,852	89,268
Income taxes (Note 12):				
Current	4,263,015	4,692,983	4,070,847	39,143
Deferred	98,931	206,306	(1,015,546)	(9,765)
Total	4,361,946	4,899,289	3,055,301	29,378
Income before minority interests	5,632,368	6,210,589	6,228,551	59,890
Minority interests in income of subsidiaries	(23,537)	(28,257)	(50,912)	(490)
Net income	¥ 5,608,831	¥ 6,182,332	¥ 6,177,639	$ 59,400

	Yen			U.S. Dollars
	2002	2003	2004	2004
Per share of common stock (Notes 8 and 13):				
Earnings per share—basic	¥14,638.58	¥16,248.95	¥16,345.94	$157.17
Earnings per share—diluted	14,638.58	15,175.46	15,253.65	146.67

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

JSAT Corporation and Subsidiaries
Years Ended March 31, 2002, 2003 and 2004

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2002	2003	2004	2004
Net income	¥5,608,831	¥6,182,332	¥ 6,177,639	$ 59,400
Other comprehensive income (loss), net of tax (Note 7):				
Unrealized gains and losses on securities:				
Unrealized holding gains and losses arising during the period	(1,496,510)	(5,379,031)	7,588,335	72,965
Less reclassification adjustment for gains and losses included in net income	18,442	41,090	(66,619)	(640)
Net unrealized gains and losses on securities	(1,478,068)	(5,337,941)	7,521,716	72,325
Foreign currency translation adjustments	183,610	(294,715)	(331,226)	(3,185)
Minimum pension liability adjustment	–	(43,843)	28,095	270
Total other comprehensive income (loss)	(1,294,458)	(5,676,499)	7,218,585	69,410
Comprehensive income	¥4,314,373	¥ 505,833	¥13,396,224	$128,810

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

JSAT Corporation and Subsidiaries
Years Ended March 31, 2002, 2003 and 2004

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2002	2003	2004	2004
Common stock (Note 7):				
Balance, beginning and end of year	¥53,769,570	¥53,769,570	¥53,769,570	$517,015
Additional paid-in capital (Note 7):				
Balance, beginning of year	¥35,044,079	¥35,008,772	¥35,008,569	$336,621
Issuance of treasury stock	–	–	(581,973)	(5,596)
Costs incurred to acquire treasury stock	–	–	(3,189)	(30)
Warrants issued related to stock options (Note 8)	(35,307)	(203)	(1,013)	(10)
Balance, end of year	¥35,008,772	¥35,008,569	¥34,422,394	$330,985
Retained earnings (Note 7):				
Appropriated for legal reserve				
Balance, beginning of year	–	¥ 236,892	–	–
Transfer from (to) unappropriated retained earnings	¥ 236,892	(236,892)	–	–
Balance, end of year	¥ 236,892	–	–	–
Unappropriated				
Balance, beginning of year	¥ (468,197)	¥ 1,646,932	¥ 6,161,179	$ 59,243
Net income	5,608,831	6,182,332	6,177,639	59,400
Cash dividends paid (2002—¥8,500 per share, 2003—¥6,000 and 2004—¥6,000)	(3,256,810)	(1,904,977)	(2,464,669)	(23,699)
Transfer from (to) retained earnings appropriated for legal reserve	(236,892)	236,892	–	–
Balance, end of year	¥ 1,646,932	¥ 6,161,179	¥ 9,874,149	$ 94,944
Accumulated other comprehensive income (Note 7):				
Balance, beginning of year	¥ 7,539,612	¥ 6,245,154	¥ 568,655	$ 5,467
Other comprehensive income (loss) for the year, net of tax	(1,294,458)	(5,676,499)	7,218,585	69,410
Balance, end of year	¥ 6,245,154	¥ 568,655	¥ 7,787,240	$ 74,877

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

JSAT Corporation and Subsidiaries
Years Ended March 31, 2002, 2003 and 2004

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2002	2003	2004	2004
Operating activities:				
Net income	¥ 5,608,831	¥ 6,182,332	¥ 6,177,639	$ 59,400
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	16,475,662	16,697,698	18,537,011	178,241
Provision for doubtful receivables	338,601	187,099	(157,580)	(1,515)
Accrual for severance payments, less payments	179,337	207,524	(73,733)	(709)
Foreign currency transaction (gain) loss	(352,680)	64,236	478,418	4,600
Equity in (earnings) losses of affiliated companies	243,696	(77,318)	(63,959)	(615)
Loss on property and equipment	212,943	649,946	108,683	1,045
(Gain) loss on sales or write-downs of other investments and other assets—net	330,114	307,786	285,394	2,744
Cancellation fee income related to telecommunications carrier service agreements	–	–	(2,047,291)	(19,685)
Deferred income taxes	98,931	206,306	(1,015,546)	(9,765)
Changes in assets and liabilities:				
(Increase) decrease in trade accounts receivable	(153,020)	(299,710)	20,774	200
(Increase) decrease in prepaid expenses	(372,854)	(528,691)	171,219	1,646
Increase (decrease) in trade accounts payable	(151,313)	81,489	207,705	1,997
Increase (decrease) in accrued liabilities—interest and other	(105,539)	(460,648)	316,860	3,047
Increase (decrease) in accrued liabilities—taxes on income	(2,049,239)	1,176,667	(1,195,149)	(11,492)
Increase (decrease) in advances from customers	(55,331)	1,615,185	210,561	2,025
Other—net	(317,863)	(142,781)	517,667	4,977
Net cash provided by operating activities	19,930,276	25,867,120	22,478,673	216,141
Investing activities:				
Acquisition of time deposits	(9,000)	(3,319,650)	–	–
Collection of time deposits	640,950	1,235,000	2,010,000	19,327
Payments for property and equipment	(12,369,092)	(18,431,835)	(7,794,598)	(74,948)
Proceeds from sales of property and equipment	16,380	759	–	–
Payments for investments in affiliated companies	(1,738)	–	–	–
Proceeds from liquidation of affiliated companies	–	5,140	–	–
Payments for purchases of short-term investments and other investments	(23,620,075)	(34,953,398)	(19,944,137)	(191,771)
Proceeds from sales of short-term investments and other investments	16,062,671	32,302,424	15,424,721	148,315
Acquisition of intangible and other assets	(58,896)	(458,826)	(23,047)	(221)
Proceeds from sales of intangible and other assets	2,488	–	–	–
(Increase) decrease in short-term loans receivable—net	3,900,000	(6,200,000)	300,000	2,884
Acquisition of long-term loans receivable	–	(244,330)	(335,000)	(3,221)
Payments for investment in direct financing lease	–	–	(3,268,817)	(31,431)
Collection of lease receivables	–	–	771,112	7,414
Payments for business acquisitions, net of cash acquired	(703,974)	–	(800,000)	(7,692)
Net cash used in investing activities	(16,140,286)	(30,064,716)	(13,659,766)	(131,344)
Financing activities:				
Proceeds from short-term borrowings	10,000,000	3,625,000	1,325,000	12,740
Repayments of short-term borrowings	(8,600,000)	(4,175,000)	(2,925,000)	(28,125)
Proceeds from long-term borrowings	13,500,000	1,500,000	5,400,000	51,923
Repayments of long-term borrowings	(20,950,822)	(11,413,904)	(7,397,822)	(71,133)
Proceeds from issuance of convertible bonds	–	20,062,958	–	–
Repayments for redemption and buyback of bonds	–	(4,500)	–	–
Proceeds from issuance of commercial paper	10,000,000	–	–	–
Repayments of commercial paper	(10,000,000)	–	–	–
Proceeds from sales of treasury stock	–	–	1,719,138	16,530
Payments to acquire treasury stock	–	(2,306,586)	(3,193,159)	(30,703)
Payments for cash dividends	(3,238,098)	(1,893,772)	(2,457,741)	(23,632)
Other	(301,562)	(524,667)	(396,121)	(3,809)
Net cash provided by (used in) financing activities	(9,590,482)	4,869,529	(7,925,705)	(76,209)
Effect of exchange rate changes on cash and cash equivalents	208,736	(38,079)	(159,550)	(1,534)
Net increase (decrease) in cash and cash equivalents	(5,591,756)	633,854	733,652	7,054
Cash and cash equivalents at beginning of year	6,457,619	865,863	1,499,717	14,421
Cash and cash equivalents at end of year	¥ 865,863	¥ 1,499,717	¥ 2,233,369	$ 21,475
Supplemental information:				
Cash paid during the year for:				
Interest, net of amounts capitalized	¥ 1,627,257	¥ 1,316,087	¥ 731,593	$ 7,035

Notes to Consolidated Financial Statements

JSAT Corporation and Subsidiaries

1. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I. NATURE OF OPERATIONS

JSAT Corporation (the "Company") and its subsidiaries (together, the "Companies") are primarily engaged in the satellite telecommunications and broadcasting business through 9 satellites providing state-of-the-art satellite-based services mainly in Japan.

The Companies' principal lines of business are network-related services and broadcast and video distribution services.

Network-related services include the provision of domestic and international full-time and occasional satellite transponder capacity to various customers, primarily corporations, for their internal telecommunications networks.

These services also include the provision of transponder capacity to NTT and related entities as part of, or as alternative routing for, their telecommunications networks.

Broadcast and video distribution services consist of multi-channel digital broadcasting services through SKY Perfect Communications Inc. ("SKY Perfect"). These services also include the provision of operational support services to SKY Perfect.

The Companies, in providing their various services, are subject to the Telecommunications Business Law, the Radio Law, the Broadcast Law and other related laws and regulations of Japan.

Telecommunications satellites are subject to significant risks, including launch failure, destruction and damage which may result in total or partial loss, or prevent commercial operation, of a satellite. The Companies have insurance coverage that generally reimburses the Companies for all or a substantial portion of the carrying value of the net assets that may be affected by such events. Additionally, the Companies operate one satellite for back-up purposes, so that the Companies can supply the services continuously in the case of launch and in-orbit failure.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

II. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into United States dollar amounts with respect to the year ended March 31, 2004 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥104=U.S.$1, the approximate exchange rate on March 31, 2004. Such translation should not be construed as a representation that the Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The Companies and their affiliated companies maintain their records and prepare their statutory financial statements principally in accordance with the Commercial Code of Japan (the "Code") by applying accounting principles generally accepted in Japan ("Japanese GAAP"). The Company, as a regulated entity, also follows the Telecommunications Business Law and other related accounting regulations for preparing such financial statements.

The accompanying consolidated financial statements incorporate certain adjustments, which have not been entered in the Companies' general books of account, and additional disclosures to conform with U.S. GAAP. Major adjustments and disclosures include those relating to (1) accounting for leases, (2) capitalization of interest costs, (3) accounting for goodwill, (4) accounting for compensated absence, (5) employees' benefit plans, (6) common stock issue costs, (7) derivative financial instruments and (8) stock-based compensation.

III. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below.

(1) Consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant inter-company transactions and balances have been eliminated in consolidation. Investments in affiliated companies (companies owned 20% to 50% and corporate joint ventures which the companies have an ability to exercise significant influence over their operations) are accounted for under the equity method, after appropriate adjustments for inter-company profits and dividends. The excess cost of investments in subsidiaries and affiliated companies over the equity in the net assets at the date of acquisition was principally being amortized over periods of 5 years. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill acquired after June 30, 2001 is not amortized.

(2) Revenue recognition

The Companies enter into transponder utilization contracts with customers to provide satellite transponder capacity and consignment contracts to transmit customers' broadcast programs.

Full-time dedicated network-related services including the provision of transponder capacity to NTT and related entities are accounted for as operating leases. Operating lease revenues are recognized on a straight-line basis over the lease term.

Revenues from broadcast and video distribution services are recognized based on the contract terms on a monthly billing cycle basis.

Occasional dedicated network-related and other services revenues are recorded when the services are rendered to customers.

(3) Foreign currency translation

All asset and liability accounts of a foreign subsidiary are translated into Japanese yen at appropriate year-end exchange rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated and reported as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated into Japanese yen at year-end exchange rates and resulting exchange gains or losses are recognized currently in income.

(4) Cash and cash equivalents

For purposes of the consolidated statements of cash flows, cash equivalents are defined as highly liquid investments which include short-term time deposits, generally with original maturities of three months or less, that are readily convertible into cash and have no significant risk of change in value.

(5) Inventories

Inventories, which mainly consist of preparatory parts of telecommunications equipment, are stated at the lower of cost, on the specific identification basis, or market.

(6) Short-term investments and other investments

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," unrealized gains and losses on marketable equity securities and debt securities designated as available-for-sale, whose fair values are readily determinable, are included as a component of accumulated other comprehensive income in a separate component of shareholders' equity, net of applicable taxes.

Short-term investments other than marketable equity securities and debt securities are stated at cost plus credited earnings which approximates fair value.

Other investments other than marketable equity securities and debt securities are investments in non-traded and unaffiliated companies, investments in partnerships and non-current time deposits. Investments in non-traded and unaffiliated companies are stated at cost. If an other-than-temporary impairment of these investments is considered to have occurred, the cost basis of the individual security is written down to equity in net assets of the investee. Investments in partnerships are stated at cost plus a share of profit and loss which approximates fair value. Non-current time deposits are stated at cost which approximates fair value.

The cost of securities sold is determined based on the moving average-cost method.

(7) Allowance for doubtful receivables

An allowance for doubtful receivables is established in amounts considered to be appropriate based on the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. In addition, an impairment loss is recognized if the present value of expected future cash flows discounted at the loan's effective interest rate is less than the recorded investment.

(8) Property and equipment and depreciation

Property and equipment are stated at cost. The capitalized cost of telecommunications satellites includes all construction costs, launch costs, launch insurance, direct development costs and capitalized interest. Expenditures for maintenance, repairs and renewals of relatively minor items are expensed as incurred. Depreciation of property and equipment is provided by the straight-line method over the estimated useful lives of the related assets. Estimated useful lives for property and equipment are as principally follows:

Telecommunications satellites	2 to 17 years
Telecommunications equipment	2 to 15 years
Buildings and structures	3 to 50 years
Equipment and furniture	2 to 20 years

As the telecommunications industry is subject to rapid technological changes, the Company may be required to revise the estimated useful lives of their telecommunications satellites. Accordingly, the estimated useful lives are periodically reviewed using current telemetry, tracking and control data including remaining propellant. If a significant change in the estimated useful lives is identified, the Companies account for such changes on a prospective basis.

The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and any resulting gains or losses are reflected in income.

(9) Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized, but is instead tested for impairment at a level of reporting unit at least annually. The two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized if any. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying value, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, which compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

(10) Long-lived assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets reviewed using undiscounted future cash flows which is not discounted, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The measurement of an impairment loss for long-lived assets and certain identifiable intangibles to be disposed of is based on the fair value less cost to sell.

(11) Employees' benefit plans and directors' severance indemnities

The Companies have unfunded severance indemnity plans covering substantially all of their employees other than directors and executive officers. The costs of the unfunded plans are accrued based on amounts determined using actuarial methods in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions."

The Companies also participate in a contributory multi-employer pension plan covering all of their employees. The costs of the multi-employer plan are accrued based on the contribution amounts.

The costs of the severance indemnity plans for directors and executive officers are accrued based on the vested benefit obligation, which is the amount required to be paid if all directors and executive officers terminated their appointments at each balance sheet date.

(12) Income taxes

Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this statement, the tax effect of temporary differences between the financial statements and income tax basis of assets and liabilities is recognized as deferred income taxes, using enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

(13) Derivative financial instruments

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133," and SFAS No.149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," derivatives are reported as assets or liabilities at fair value and changes in the fair value be accounted for depending on the intended use of the derivative and the resulting designation.

(14) Net income per share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period and diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock.

(15) Stock-based compensation

The Companies measure compensation costs for stock-based compensation plans using the intrinsic value method of accounting as prescribed in Accounting Principles Board Opinions ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Companies have adopted those provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which require disclosures of the pro forma effects on net income and EPS as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options award.

IV. RECLASSIFICATION

Certain reclassifications have been made to the 2002 and 2003 financial statements to conform to the classifications used in 2004.

V. NEW ACCOUNTING STANDARD

of Variable Interest Entities." FIN No. 46 addresses consolidation by business enterprises of variable interest entities ("VIE") when certain characteristics are present. FIN No. 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN No. 46 is required to be adopted for fiscal years beginning after June 15, 2003. Management has not yet determined the impact, if any, the adoption of FIN No. 46 will have on the Companies' consolidated financial position and results of operations.

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

SFAS No. 149—In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS No. 149 did not have a material effect on the Companies' consolidated financial position and results of operations.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

SFAS No. 150—In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. While the Board still plans to revise the current definition of liabilities through an amendment to Concepts Statement No. 6, "Elements of Financial Statement," the Board decided to defer issuing that amendment until it has concluded its deliberations on the next phase of this project which will deal with certain compound financial instruments including puttable shares, convertible bonds, and dual-indexed financial instruments. SFAS No. 150 did not have a material effect on the Companies' consolidated financial position and results of operations.

2. SHORT-TERM INVESTMENTS AND OTHER INVESTMENTS

In accordance with SFAS No. 115, the Companies' marketable equity and debt securities were classified as available-for-sale securities.

At March 31, 2003 and 2004, the aggregate cost, fair value and gross unrealized holding gains and losses on available-for-sale securities were as follows:

	Thousands of Yen			
	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥10,395,536	¥ 1,218,971	¥ (76,970)	¥11,537,537
Debt securities	13,183,210	118,716	(9,676)	13,292,250

	Thousands of Yen			
	2004			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥11,015,944	¥15,134,109	¥ (61,418)	¥26,088,635
Debt securities	16,343,539	16,737	(863,670)	15,496,606

	Thousands of U.S. Dollars			
	2004			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$ 105,922	$ 145,520	$ (590)	$ 250,852
Debt securities	157,149	161	(8,304)	149,006

The proceeds from sales of available-for-sale securities and gross realized gains and losses on these sales for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Proceeds from sales	¥ 186,539	¥5,405,328	¥15,582,794	$149,835
Gross realized gains	¥ 9,540	¥ 38,274	¥ 453,781	$ 4,363
Gross realized losses	(41,337)	(109,119)	(23,548)	(226)
Net realized gains (losses)	¥ (31,797)	¥ (70,845)	¥ 430,233	$ 4,137

Debt securities classified as available-for-sale at March 31, 2004 mature as follows:

	Thousands of Yen Available-for-sale	
	Cost	Fair value
Contractual maturities:		
Within 1 year	¥ 4,596,334	¥ 4,326,619
After 1 year through 5 years	7,550,625	7,035,962
After 5 years through 10 years	2,021,299	1,953,580
After 10 years	2,317,781	2,180,445
Total	¥16,486,039	¥15,496,606

	Thousands of U.S. Dollars Available-for-sale	
	Cost	Fair value
Contractual maturities:		
Within 1 year	$ 44,196	$ 41,602
After 1 year through 5 years	72,602	67,653
After 5 years through 10 years	19,436	18,784
After 10 years	22,286	20,967
Total	$158,520	$149,006

Investments other than marketable equity and debt securities include (1) short-term investments in a trust beneficial interest, of ¥232,403 thousand at March 31, 2003, which approximate fair value and (2) other cost basis investments, non-traded equity securities, investments in partnerships and non-current time deposits of ¥1,341,528 thousand and ¥1,287,691 thousand ($12,382 thousand) at March 31, 2003 and 2004, respectively.

3. INVESTMENTS IN AFFILIATED COMPANIES AND RELATED PARTY TRANSACTIONS

NTTSC

The Company had a 35.94% ownership interest in NTT Satellite Communications Inc. ("NTTSC") which has been accounted for under the equity method; however, the shareholders of NTTSC resolved at the March 31, 2004 shareholders' meeting to liquidate NTTSC and transferred its main operations to the Company on the same date. Accordingly the Company excluded NTTSC from the affiliated companies on March 31, 2004.

NTTSC was established in April, 1998 and engaged in the provision of internet access services and intranet services in Japan. The Company made an additional equity investment in NTTSC of ¥804,000 thousand on September 29, 2000. Losses of the Company's equity investment by proportional share of NTTSC's net losses were ¥804,000 thousand for the year ended March 31, 2001. Additionally, based on agreements between shareholders of NTTSC, the Company has recorded losses of ¥181,378 thousand in excess of its equity investment at March 31, 2002, which had been included in other liabilities. On March 31, 2003 and 2004, the Company recorded earnings of ¥33,240 thousand and ¥54,571 thousand ($525 thousand) under these agreements, respectively.

In addition, on March 31, 2004, in connection with liquidation of NTTSC and exclusion of NTTSC from affiliated companies, the Company wrote off loan receivables from NTTSC of ¥390,000 thousand and reversed the related provision of doubtful receivable of ¥452,185 thousand.

NTTSC used the Company's satellites for internet access services and intranet services via satellite. The Companies' revenues for these services for the years ended March 31, 2002, 2003 and 2004 were ¥1,434,843 thousand, ¥1,295,009 thousand and ¥1,293,763 thousand ($12,440 thousand), respectively.

Additionally, the Company had an agency service agreement for the uplink operation with NTTSC. Cost of services under the agreement for the years ended March 31, 2002, 2003 and 2004 were ¥525,756 thousand, ¥481,613 thousand and ¥448,118 thousand ($4,309 thousand), respectively.

PPVJ

The Company purchased 20% ownership of Pay Per View Japan, Inc. ("PPVJ") from certain shareholders on September 29, 2000. PPVJ is a provider of pay-per-view programming and a licensed broadcaster over SKY PerfecTV! using the Companies' satellites. Revenues for broadcast and video distribution services for the years ended March 31, 2003 and 2004 were ¥934,012 thousand and ¥1,163,529 thousand ($11,188 thousand), respectively. Purchases from PPVJ for the year ended March 31, 2004 were ¥85,100 thousand ($818 thousand).

Horizon

The Companies purchased 50% ownership of Horizons Satellite Limited Liability Company ("Horizon") on January 12, 2004 and has the ability to exercise significant influence over Horizon's operations. Accordingly the Company accounts for the investment in Horizon under the equity method.

Summarized combined financial information for primarily NTTSC (;NTTSC was excluded from the affiliated companies on March 31, 2004 and is not included in the summarized combined balance sheet as of March 31, 2004) and PPVJ as of March 31, 2003 and 2004 and for the years ended March 31, 2002, 2003 and 2004 is presented below:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Current assets	¥ 1,525,543	¥ 1,028,714	$ 9,892
Property and equipment—net of accumulated depreciation	991,419	137,490	1,322
Other assets	675,375	565,462	5,437
Total assets	¥ 3,192,337	¥ 1,731,666	$ 16,651
Current liabilities	¥ 2,991,519	¥ 1,093,484	$ 10,515
Non-current liabilities	852,187	32,446	312
Shareholders' equity	(651,369)	605,736	5,824
Total liabilities and shareholders' equity	¥ 3,192,337	¥ 1,731,666	$ 16,651

	Thousands of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Revenues	¥13,870,815	¥17,118,307	¥17,412,936	$167,432
Net income (loss)	(101,487)	311,282	399	4

SKY Perfect

The Company has a 7.01% equity investment in SKY Perfect, which are classified as available-for-sale equity securities at March 31, 2004. The Company purchased additional shares of SKY Perfect for ¥5,748,045 thousand from another shareholder of the Company on June 29, 2001. The carrying amount of this investment, which has been included in other investments, was ¥10,739,430 thousand and ¥24,614,460 thousand ($236,678 thousand) at March 31, 2003 and 2004, respectively. This investment was pledged as collateral for certain long-term debt of the Company at March 31, 2003 and 2004 (See Note 5).

The Companies provide SKY Perfect with broadcast and video distribution services. Revenues from these services were ¥3,985,678 thousand, ¥4,481,992 thousand and ¥2,922,618 thousand ($28,102 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

Additionally, the Company has entered into agreements for agency services with SKY Perfect related to uplink operations. Cost of services under these agreements was ¥2,161,905 thousand, ¥3,017,262 thousand and ¥3,885,553 thousand ($37,361 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

NTT and related entities

On March 31, 2000, NTT Communications Corporation ("NTTC") became an 18.60% shareholder (currently 16.42% as of March 31, 2004) as a result of the Company's issuance of 62,900 shares of common stock. In connection with the equity transaction, the Company purchased an ownership interest (60.33%) in two satellites, the related telecommunications equipment and the related equipment and furniture for ¥32,648,400 thousand. On July 1, 2003, the Company made an additional ownership investment (19.34%) in these two satellites for ¥3,570,000 thousand.

In August 2003,the Company purchased NTT DoCoMo, Inc.'s ("NTT DoCoMo") ownership interests in the two satellites in the amount of ¥3,268,817 thousand ($31,431 thousand) and leased the transponders back to NTT DoCoMo. Interest income under this lease agreement was ¥96,888 thousand ($932 thousand) for the year ended March 31, 2004 (See Note 14). Accordingly, the Company owns all the interests in these two satellites as of March 31, 2004. On August 20, 2003, NTT DoCoMo became an 1.24% shareholder (currently 1.24% as of March, 2004) as a result of the Company's reissuance of 4,749 shares of treasury stock (See Note 7).

On March 31, 2004, NTTC cancelled an agreement to use a certain band of the two satellites and the Company accrued ¥2,047,291 thousand ($19,685 thousand) of cancellation fee income for the year ended March 31, 2004 (See Note 11). In connection with this cancellation, the Company recognized ¥2,343,000 thousand ($22,529 thousand) of additional depreciation related to Ka-band of N-STAR a/b for the year ended March 31, 2004 (See Note 4).

The Companies provide network-related services to NTT and related entities. Revenues from these services were ¥9,454,343 thousand, ¥10,300,073 thousand and ¥13,879,245 thousand ($133,454 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

4. PROPERTY AND EQUIPMENT

Depreciation expense of property and equipment, including assets recorded under capital leases which are described in Note 14, for the years ended March 31, 2002, 2003 and 2004 was ¥16,193,974 thousand, ¥16,387,903 thousand and ¥18,300,477 thousand ($175,966 thousand), respectively.

Capitalized interest in connection with construction of major facilities, mainly telecommunications satellites, for the years ended March 31, 2002 and 2004 was ¥85,706 thousand and ¥5,948 thousand ($57 thousand).

5. SHORT-TERM BORROWINGS, LONG-TERM DEBT AND CONVERTIBLE BONDS

Short-term borrowings at March 31, 2003 and 2004 consist of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	2003		2004		2004
		Interest rate*		Interest rate*	
Bank borrowings	¥2,800,000	0.204%	¥1,200,000	0.134%	$11,538

**The interest rates represent weighted-average rates of outstanding balances at March 31, 2003 and 2004. All short-term borrowings at March 31, 2003 and 2004 are denominated in Yen.*

Long-term debt at March 31, 2003 and 2004 consists of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Long-term debt with collateral:			
Government-owned bank, maturing serially through 2008—annual interest rates of 2.10%–3.18%	¥12,750,580	¥ 9,928,060	$ 95,462
Long-term debt without collateral:			
Banks and insurance companies, maturing serially through 2008—annual interest rates of 0.27%–5.20% (2003) and 0.26%–5.20% (2004)	23,993,070	25,048,568	240,852
Government-owned bank, maturing serially through 2008—annual interest rate of 1.30%	1,862,400	1,631,600	15,688
Non-trade accounts payable due through 2006—non-interest bearing	1,005,600	1,149,226	11,050
Capital lease obligations (See Note 14)	1,052,827	880,854	8,470
Total	40,664,477	38,638,308	371,522
Less current maturities	8,198,732	12,246,002	117,750
Long-term debt, less current maturities	¥32,465,745	¥26,392,306	$253,772

On April 3, 2002, the Company issued ¥20,000,000 thousand principal amount of zero coupon convertible bonds due 2007, which are convertible into shares of common stock until March 16, 2007 at a conversion price of ¥739,000, subject to adjustment in certain events. At March 31, 2003 and 2004 the price of this convertible bond was ¥739,000 and ¥738,687 ($7,103), respectively. The Company may redeem all the bonds at their principal amount before the due date in certain limited circumstances (See Note 13).

Other investments, which were classified as available-for-sale equity securities, with a carrying value of ¥24,614,460 thousand ($236,678 thousand) were pledged as collateral for certain long-term debt of the Company at March 31, 2004 (See Note 3).

On June 14, 2000, the Company issued floating interest rate bonds with 39 detachable warrants related to stock options. At March 31, 2003, all bonds had been redeemed (See Notes 8 and 13).

The Company has entered into interest rate swap agreements to manage interest rate exposures related to certain debt agreements. The floating interest rates for interest rate swap agreements are generally based on the six-month LIBOR (London Interbank Offered Rate) (See Note 16).

At March 31, 2004, the Companies had unused lines of credit that totaled ¥5,889,000 thousand ($56,625 thousand). Under these programs, the Companies are authorized to obtain short-term financing at prevailing interest rates.

Certain short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral or guarantors with respect to the borrowings, and that the bank may treat any collateral, whether furnished as security for short-term or long-term borrowings or otherwise, as collateral for all indebtedness to such banks.

Certain agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender concludes that the borrower is able to reduce such loans as a result of increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2003 and 2004, the Companies did not receive any requests of the kind described above, and there is no expectation that any such requests will be made.

Maturities of long-term debt subsequent to March 31, 2004 are as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2005 (included in current liabilities)	¥12,246,002	$117,750
2006	8,675,011	83,413
2007	12,046,294	115,830
2008	4,163,931	40,038
2009	1,187,852	11,422
2010 and thereafter	319,218	3,069
Total	¥38,638,308	$371,522

8 2-5 1

6. EMPLOYEES' BENEFIT PLANS AND DIRECTORS' SEVERANCE INDEMNITIES

The Companies have unfunded defined benefit severance indemnity plans under which all of their employees, other than directors and executive officers, are entitled, under most circumstances, to lump-sum severance payment based on the level of compensation at retirement or earlier termination of employment, length of service and other factors, upon mandatory retirement at normal retirement age or earlier termination of employment.

The Companies also participate in a contributory multi-employer pension plan covering all of their employees.

The benefits for the multi-employer pension plan are based on a standard remuneration schedule under the Welfare Pension Insurance Law, the length of participation and other factors. However, assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer. Contributions to the multi-employer plan, which are recognized as paid, were ¥39,095 thousand, ¥64,313 thousand and ¥63,777 thousand ($613 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

Net periodic pension cost of the unfunded plans for the years ended March 31, 2002, 2003 and 2004 consisted of the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Service cost—benefits earned during the period	¥ 76,033	¥ 99,308	¥114,278	$1,099
Interest cost on projected benefit obligation	13,968	15,587	14,735	142
Amortization of unrecognized obligation at transition	6,533	6,533	6,533	63
Amortization of unrecognized prior service cost	–	(3,591)	(4,788)	(46)
Amortization of unrecognized net actuarial loss	4,431	5,563	6,659	64
Net periodic pension cost	¥100,965	¥123,400	¥137,417	$1,322

The changes in benefit obligation and composition of amounts recognized in the consolidated balance sheets are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Changes in benefit obligation:			
Benefit obligation at December 31, 2001 and 2002	¥784,708	¥837,484	$8,053
Service cost	99,308	114,278	1,099
Interest cost	15,587	14,735	142
Plan amendment	(81,406)	–	–
Actuarial gain and loss	36,499	(27,290)	(263)
Settlement	(17,212)	(7,072)	(68)
Benefit obligation at December 31, 2002 and 2003	837,484	932,135	8,963
Direct benefit payments during the three-month periods ended March 31, 2003 and 2004	(96)	(19,639)	(189)
Unrecognized net obligation at transition being recognized over 18 years	(78,385)	(71,852)	(691)
Unrecognized prior service cost	77,815	73,027	702
Unrecognized actuarial loss	(193,334)	(159,385)	(1,532)
Net amount recognized	¥643,484	¥754,286	$7,253
Amounts recognized in the consolidated balance sheets consist of:			
Liability for severance payments	¥717,727	¥780,748	$7,507
Other assets	(570)	–	–
Accumulated other comprehensive loss (before income tax effect)	(73,673)	(26,462)	(254)
Net amount recognized	¥643,484	¥754,286	$7,253

Assumptions used for 2002, 2003 and 2004 in determining costs for the plans shown above are as follows:

	2002	2003	2004
Weighted-average discount rate	2.10%	1.70%–2.00%	1.70%–1.80%
Average rate of increase in future compensation levels	2.81%–4.32%	2.81%–3.75%	2.81%–3.74%

The Companies also have directors' unfunded severance indemnity plans. Benefits under the directors' plans are based on the level of compensation at retirement, length of service and other factors. Liabilities for severance payments under the directors' plans at March 31, 2002, 2003 and 2004, amounting to ¥235,443 thousand, ¥336,680 thousand and ¥136,150 thousand ($1,309 thousand), respectively, were stated on the vested benefit obligation basis, which represents the amount that would be required to be paid if all directors and executive officers terminated their appointments as of the balance sheet date.

Charges to operations for the years ended March 31, 2002, 2003 and 2004 with respect to the directors' plans were ¥78,567 thousand, ¥129,738 thousand and ¥74,114 thousand ($713 thousand), respectively.

7. SHAREHOLDERS' EQUITY

The changes in the number of shares of common stock issued during the years ended March 31, 2002, 2003 and 2004 are as follows:

	Number of shares		
	2002	2003	2004
Balance, beginning and end of year	383,154.5	383,154.5	383,154.5

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year for which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code. The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's general books of account maintained in accordance with accounting principles generally accepted in Japan. The adjustments included in the accompanying financial statements but not recorded in the books have no effect on the determination of retained earnings available for dividends under the Code. Retained earnings available for dividends of the Company at March 31, 2003 and 2004 were ¥27,256,412 thousand and ¥26,068,736 thousand ($250,661 thousand), respectively.

On August 20, 2003, the Company reissued 4,749 shares of treasury stock at the issue price of ¥362,000 per share to NTT DoCoMo (See Note 3).

Accumulated other comprehensive income represents cumulative gains or losses on items that are not reflected in net income. Other comprehensive income (loss) for the years ended March 31, 2002, 2003 and 2004, is as follows:

	Thousands of Yen		
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2002			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	¥(2,580,190)	¥1,083,680	¥(1,496,510)
Less reclassification adjustment for gains and losses included in net income	31,797	(13,355)	18,442
Net unrealized gains and losses on securities	(2,548,393)	1,070,325	(1,478,068)
Foreign currency translation adjustments	183,610	–	183,610
Other comprehensive loss	¥(2,364,783)	¥1,070,325	¥(1,294,458)

	Thousands of Yen		
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2003			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	¥(9,274,192)	¥3,895,161	¥(5,379,031)
Less reclassification adjustment for gains and losses included in net income	70,845	(29,755)	41,090
Net unrealized gains and losses on securities	(9,203,347)	3,865,406	(5,337,941)
Foreign currency translation adjustments	(294,715)	–	(294,715)
Minimum pension liability adjustment	(73,673)	29,830	(43,843)
Other comprehensive loss	¥(9,571,735)	¥3,895,236	¥(5,676,499)

	Thousands of Yen		
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2004			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	¥13,089,577	¥ (5,501,242)	¥ 7,588,335
Less reclassification adjustment for gains and losses included in net income	(114,860)	48,241	(66,619)
Net unrealized gains and losses on securities	12,974,717	(5,453,001)	7,521,716
Foreign currency translation adjustments	(331,226)	–	(331,226)
Minimum pension liability adjustment	47,211	(19,116)	28,095
Other comprehensive income	¥12,690,702	¥ (5,472,117)	¥ 7,218,585

	Thousands of U.S. Dollars		
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2004			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	$125,861	$(52,896)	$ 72,965
Less reclassification adjustment for gains and losses included in net income	(1,104)	464	(640)
Net unrealized gains and losses on securities	124,757	(52,432)	72,325
Foreign currency translation adjustments	(3,185)	–	(3,185)
Minimum pension liability adjustment	454	(184)	270
Other comprehensive income	$122,026	$(52,616)	$ 69,410

8. STOCK-BASED COMPENSATION PLAN

The Company has a stock-based compensation plan as an incentive plan for directors and selected employees. The plan uses unsecured bonds with detachable warrants which are described in Note 5.

Upon issuance of the bonds with detachable warrants, the Company purchased all of the detachable warrants and distributed them to the directors and selected employees of the Company.

During the year ended March 31, 2004, the Company adopted an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to the directors and the selected employees of the Company, pursuant to the Code. The stock acquisition rights will be exercisable from July 1, 2005 to June 30, 2008.

Upon exercise of a warrant, the directors and the selected employees can purchase the common stock of the Company, the number of shares of which is calculated as ¥4,500 thousand ($43 thousand) divided by the exercise price. The warrants become exercisable 2 years after the date of grant for the directors and the selected employees based on agreements with the Company regardless of the exercisable term of the underlying warrants and expire 5 years from the date of grant.

A summary of the plan activity for warrants and stock acquisition rights for the years ended March 31, 2003 and 2004 is as follows:

	2003		2004		
		Weighted-average exercise price		Weighted-average exercise price	
	Number of Shares	Yen	Number of Shares	Yen	U.S. Dollars
Outstanding, beginning of year	237	¥740,017	219	¥739,950	$7,115
Granted	–	–	1,002	464,798	4,469
Exercised	–	–	–		
Forfeited	18	739,950	92	735,219	7,069
Outstanding, end of year	219	739,950	1,129	495,183	4,761
Exercisable, end of year	219	¥739,950	129	¥734,560	$7,063

A summary of warrants and stocks acquisition rights outstanding and exercisable at March 31, 2004 is as follows:

	Yen		
Exercise price range	¥464,387	¥734,560	¥464,387-¥734,560
Outstanding			
Number of shares	1,000	129	1,129
Weighted-average remaining life (years)	4.25	1.21	3.90
Weighted-average exercise price:			
Yen	¥464,387	¥734,560	¥495,183
U.S. Dollars	$4,465	$7,063	$4,761
Exercisable			
Number of shares	–	129	129
Weighted-average exercise price:			
Yen	–	¥734,560	¥734,560
U.S. Dollars	–	$7,063	$7,063

As the exercise price was determined based on the fair value per share of the Company near the date of grant, compensation expense for the plan was not material for the years ended March 31, 2003 and 2004.

In accordance with SFAS No. 123, the Companies have elected to account for stock-based compensation under the provisions of APB No. 25. Had compensation for the Companies' plan been recognized based on the fair value at the grant date under the methodology prescribed by SFAS No. 123, the Companies' pro forma net income and EPS for the years ended March 31, 2003 and 2004 would have been impacted as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Net income:			
As reported	¥6,182,332	¥6,177,639	$59,400
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	–	(9,648)	(92)
Pro forma	6,182,332	6,167,991	59,308

	Yen		U.S. Dollars
	2003	2004	2004
Basic EPS:			
As reported	¥16,248.95	¥16,345.94	$157.17
Pro forma	16,248.95	16,320.41	156.93
Diluted EPS:			
As reported	15,175.46	15,253.65	146.67
Pro forma	15,175.46	15,229.83	146.44

The weighted-average fair value per share at the date of grant for warrants granted during the year ended March 31, 2004 was ¥72,045 ($693). The fair value of warrants granted on the date of grant in determining the pro forma impact is estimated using the Black-Scholes option-pricing model, with the following weighted-average assumption:

	2004
Risk-free interest rate	1.10%
Expected life (years)	4.61
Expected volatility	38.00%
Expected dividend	1.69%

9. SEGMENT INFORMATION

As indicated in Note 1, the Companies operate in a single operating segment which is to provide network-related and broadcast and video distribution services to customers.

Revenues from external customers for each service for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Revenues from:				
Network-related services	¥17,504,221	¥16,900,934	¥19,069,022	$183,356
Broadcast and video distribution services	22,331,926	27,347,265	26,476,605	254,583
Other	946,670	872,941	695,426	6,687
Total revenues	¥40,782,817	¥45,121,140	¥46,241,053	$444,626

The Companies' revenues from external customers are mainly derived from customers in Japan and their long-lived assets are located mainly in Japan.

Revenues from NTT and related entities, which accounted for 10% or more of the Companies' revenues for the years ended March 31, 2002, 2003 and 2004 were ¥9,454,343 thousand, ¥10,300,073 thousand and ¥13,879,245 thousand ($133,454 thousand), respectively. Revenues from such customers are included in Network-related services.

10. RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses:
Research and development expenses, which are charged to income as incurred, were ¥188,409 thousand, ¥211,641 thousand and ¥165,524 thousand ($1,592 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

Advertising costs:
Advertising costs are expensed as incurred. Advertising costs included in sales and marketing were ¥181,226 thousand, ¥318,291 thousand and ¥551,878 thousand ($5,307 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

11. OTHER INCOME (EXPENSES)

Other—net as shown in other income (expenses) for the years ended March 31, 2002, 2003 and 2004 consists of the following:

	Thousands of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Cancellation fee income related to business service agreements	¥157,012	¥ 40,790	¥ 74,005	$ 712
Office relocation cost	(232,906)	–	–	–
Interest and dividend income	98,861	225,088	288,059	2,770
Gain (loss) on sales of investments - net	(35,549)	(67,885)	498,674	4,795
Loss on write-downs of investments	(294,565)	(193,800)	(291,871)	(2,806)
Foreign currency transaction gain (loss)	557,768	93,921	(351,380)	(3,379)
Loss from derivative financial instruments - net	–	(7,356)	(824,787)	(7,931)
Other - net	50,070	85,968	95,428	917
Total	¥300,691	¥176,726	¥(511,872)	$(4,922)

12. INCOME TAXES

Income taxes in Japan imposed by the national, prefectural and municipal governments, in the aggregate resulted in a normal effective statutory tax rate of approximately 42% for the years ended March 31, 2002, 2003 and 2004. A foreign subsidiary is subject to income taxes of the country in which it operates. Due to the change in Japanese income tax regulations, the statutory rate was reduced from 42% to 40% effective April 1, 2004. The respective newly enacted rates were used in calculating the future expected tax effect of temporary differences as of March 31, 2003. The effect of the change in tax rate increased income tax expenses for the year ended March 31, 2003.

A reconciliation between taxes calculated at the normal statutory rate in Japan and the Companies' provision for income taxes in the accompanying consolidated statements of income for the years ended March 31, 2002, 2003 and 2004 is as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Taxes calculated at the normal statutory rate in Japan applied to pretax income	¥4,197,612	¥4,666,149	¥3,899,218	$37,492
Increases (decreases) in taxes resulting from:				
Expenses not deductible for tax purposes and income not taxable—net	78,561	93,079	119,021	1,144
Effect of enacted changes in tax laws and rates	–	35,919	4,558	44
Tax effects on equity in losses (earnings) of affiliated companies	91,122	(32,473)	(26,863)	(258)
Increase (decrease) in valuation allowance	2,452	72,424	(674,658)	(6,487)
Other—net	(7,801)	64,191	(265,975)	(2,557)
Total provision for income taxes	¥4,361,946	¥4,899,289	¥3,055,301	$29,378

Total income taxes recognized for the years ended March 31, 2002, 2003 and 2004 are allocated as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Provision for income taxes	¥4,361,946	¥4,899,289	¥3,055,301	$29,378
Shareholders' equity—accumulated other comprehensive income (See Note 7)	(1,070,325)	(3,895,236)	5,329,617	51,246
Total income taxes	¥3,291,621	¥1,004,053	¥8,384,918	$80,624

The tax effects of significant temporary differences which result in deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Deferred tax assets:			
Other investments	¥ 133,073	¥ 184,513	$ 1,774
Investments in affiliated companies	800,285	–	–
Long-lived assets	712,106	1,543,150	14,838
Doubtful receivables	156,772	32,909	316
Liability for severance payments	398,632	430,170	4,136
Accrued enterprise tax	274,276	159,497	1,534
Accrued bonus	103,831	170,415	1,639
Derivative instruments	5,027	338,599	3,256
Other	293,959	425,404	4,090
Total deferred tax assets	2,877,961	3,284,657	31,583
Deferred tax liabilities:			
Property—interest capitalization	253,376	234,683	2,257
Marketable equity securities and debt securities	525,438	5,932,829	57,046
Other	26,046	208,271	2,002
Total deferred tax liabilities	804,860	6,375,783	61,305
Valuation allowance	896,095	188,439	1,812
Net deferred tax assets (liabilities)	¥1,177,006	¥(3,279,565)	$(31,534)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Although realization is not assured, based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance will be realized.

13. RECONCILIATION OF THE DIFFERENCES BETWEEN BASIC AND DILUTED NET INCOME PER SHARE ("EPS")

Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2002, 2003 and 2004 is as follows:

	Thousands of Yen	Number of Shares	Yen
	Net income	Weighted-average shares	EPS
For the year ended March 31, 2002:			
Basic EPS:			
Net income available to common shareholders	¥5,608,831	383,154	¥14,638.58
Diluted EPS:			
Net income for computation	¥5,608,831	383,154	¥14,638.58
For the year ended March 31, 2003:			
Basic EPS:			
Net income available to common shareholders	¥6,182,332	380,476	¥16,248.95
Effect of dilutive securities:			
Convertible bonds	–	26,915	–
Diluted EPS:			
Net income for computation	¥6,182,332	407,391	¥15,175.46

	Thousands of Yen	Number of Shares	Yen	U.S. Dollars
	Net income	Weighted-average shares	EPS	EPS
For the year ended March 31, 2004:				
Basic EPS:				
Net income available to common shareholders	**¥6,177,639**	**377,931**	**¥16,345.94**	**$157.17**
Effect of dilutive securities:				
Convertible bonds	**–**	**27,063**	**–**	**–**
Diluted EPS:				
Net income for computation	**¥6,177,639**	**404,994**	**¥15,253.65**	**$146.67**

14. LEASES

Lessee

The Companies have capital lease obligations principally for telecommunications equipment.

An analysis of the leased assets under capital leases as of March 31, 2003 and 2004 is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Telecommunications equipment	¥2,666,300	¥2,195,670	$21,112
Other	255,566	265,086	2,549
Less accumulated depreciation	(1,930,765)	(1,618,655)	(15,564)
Net book value	¥ 991,101	¥ 842,101	$ 8,097

Future minimum lease payments at March 31, 2004 and thereafter are as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2005	¥463,372	$4,456
2006	305,379	2,936
2007	151,144	1,453
2008	52,249	502
2009	8,707	84
Total	980,851	9,431
Less amount representing interest	99,997	961
Present value of net minimum lease payments (See Note 5)	880,854	8,470
Less current maturities	412,980	3,971
Long-term capital lease obligations	¥467,874	$4,499

Rental expenses under operating leases for the years ended March 31, 2002, 2003 and 2004 were ¥384,897 thousand, ¥528,647 thousand and ¥730,897 thousand ($7,028 thousand), respectively.

The minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2004, are as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2005	¥ 465,094	$ 4,472
2006	464,743	4,469
2007	348,557	3,351
Total	¥1,278,394	$12,292

Lessor

On August 1, 2003, the Company purchased telecommunications satellites from NTT DoCoMo and then leased its transponders back to NTT DoCoMo.

This lease is classified as a direct financing lease under SFAS No. 13, "Accounting for leases." The net investment in direct financing lease as of March 31, 2004 is as follows:

	Thousands of Yen	Thousands of U.S. Dollars
Total minimum lease payments to be received	¥3,185,500	$30,630
Less amount representing estimated executory costs (such as maintenance and insurance), including profit thereon, included in total minimum payments	561,200	5,396
Net minimum lease payments receivable	2,624,300	25,234
Less unearned income	126,593	1,218
Net investment in direct financing leases	¥2,497,707	$24,017

Minimum lease payments receivable at March 31, 2004 and thereafter are as follows:

	Thousands of Yen	Thousands of U.S. Dollars
2005	¥1,662,000	$15,981
2006	1,523,500	14,649
Total	¥3,185,500	$30,630

The Companies lease satellite transponders under full-time dedicated network-related services and these leases are classified as cancelable operating leases under SFAS No. 13, "Accounting for leases."

Revenues from operating leases included in revenues were ¥15,235,382 thousand, ¥15,223,527 thousand, and ¥16,004,993 thousand ($153,894 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

The following schedule provides an analysis of the Companies' investments in property on operating leases as of March 31, 2003 and 2004:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Telecommunications satellites on operating leases	¥50,975,715	¥64,675,178	$621,877
Less accumulated depreciation	(21,329,968)	(33,000,985)	(317,317)
Net book value	¥29,645,747	¥31,674,193	$304,560

15. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments:

The commitments outstanding by the Companies at March 31, 2004 are for a launch contract for future replacement satellites, JCSAT-9, JCSAT-10 and a procurement of uplink systems for JC-HITS services of ¥792,225 thousand ($7,617 thousand), ¥10,520,986 thousand ($101,163 thousand), ¥10,340,050 thousand ($99,423 thousand) and ¥4,279,205 thousand ($41,146 thousand), respectively.

16. FINANCIAL INSTRUMENTS

1. DERIVATIVE FINANCIAL INSTRUMENTS

The Companies are exposed to a variety of market risks including the effects of changes in foreign exchange rates and interest rates. These exposures are managed, in part, with the use of derivative instruments.

Fair value hedges

For derivative instruments designated as hedges of the exposure to changes in the fair value of a recognized asset or liability or a firm commitment, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged.

The amount of ineffectiveness of these fair value hedges, that was reflected in earnings, was ¥176,506 thousand ($1,697 thousand) for the year ended March 31, 2004. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

The Companies' purchases of telecommunications satellites from overseas companies generate foreign currency exposures related to buying in currencies other than the functional currency. The Companies have entered into foreign exchange forward contracts to hedge market risks from the changes in foreign exchange rates associated with firm commitments for a purchase contract of telecommunications satellites denominated in foreign currencies.

The Companies enter into these transactions in accordance with internal policies which regulate the authorization and assess foreign exchange rate risk by continually monitoring changes in its exposures.

Undesignated derivative instruments

For derivative instruments not designated as hedging instruments under SFAS No. 133, the gain and loss is recognized currently in income.

These derivative instruments include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and embedded derivatives. The intent of these derivative instruments is to economically hedge foreign currency exposures, created by commitments for a launch and purchase contract of telecommunications satellites and investments in securities denominated in foreign currencies, and interest rate exposures associated with long-term debt.

In addition, the Company has derivatives features embedded in available-for-sale debt securities.

2. CONCENTRATION OF CREDIT RISK

A certain concentration of the Companies' business services is found in multi-channel digital broadcasting services through SKY Perfect. However, due to the large number and diversity of the Companies' customer base, concentration of credit risk with respect to trade accounts receivable is limited. The Companies perform ongoing credit evaluation of their customers' financial condition.

All of the Companies' network-related services are provided to NTT and related entities and to this extent there is a concentration of credit risk with respect to trade accounts receivable in this area. The Companies believe, however, that they are not exposed to significant credit risk in this business in light of the high credit ratings of NTT and related entities.

The Companies are also exposed to the risk of credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. The Companies transact with selected international financial institutions to minimize the credit risk exposures. Credit risk is managed through the credit line that is approved by management.

3. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each category of financial instruments for which it is practicable to estimate that value. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

Cash and cash equivalents, time deposits, accounts receivable, trade accounts payable and short-term borrowings

The carrying amounts approximate fair values because of the short maturity of these instruments.

Short-term investments and other investments

The fair values of marketable securities included in short-term investments and other investments are based on quoted market prices. The fair value information for each category of securities is set forth in Note 2. It is not practicable to estimate fair values for investments in non-traded and unaffiliated companies and for certain derivatives embedded within investments in debt securities. Such securities, however, are accounted for as available-for-sale securities and measured at fair value in their entirety.

Non-current accounts receivable (included in other assets)

The fair values were estimated by discounted future cash flows using currently available market rates.

Long-term debt

The fair values were estimated by discounted future cash flows using currently available market rates.

Convertible bonds

The fair values were estimated based on quoted market prices.

Foreign exchange forward contracts and foreign currency option contracts

The fair values of these instruments were estimated based on values quoted by brokers.

Interest rate swap agreements

The fair values of these instruments were estimated based on values quoted by brokers.

	Thousands of Yen		
	2003		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		¥ 1,499,717	¥ 1,499,717
Time deposits		2,000,000	2,000,000
Accounts receivable		9,648,287	9,648,287
Non-current accounts receivable		269,390	259,763
Financial liabilities:			
Short-term borrowings		¥ (2,800,000)	¥ (2,800,000)
Trade accounts payable		(812,357)	(812,357)
Long-term debt		(39,611,650)	(40,301,792)
Convertible bonds		(20,000,000)	(19,776,000)
Derivatives:			
Foreign exchange forward contracts	¥ 2,633,938	¥ 8,260	¥ 8,260
Interest rate swaps	1,000,000	(7,356)	(7,356)

	Thousands of Yen		
	2004		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		¥2,233,369	¥2,233,369
Time deposits		–	–
Accounts receivable		11,562,041	11,562,041
Non-current accounts receivable		134,695	130,797
Financial liabilities:			
Short-term borrowings		¥1,200,000	¥1,200,000
Trade accounts payable		1,020,061	1,020,061
Long-term debt		(37,757,455)	(38,063,649)
Convertible bonds		20,000,000	(20,080,000)
Derivatives:			
Foreign exchange forward contracts	¥ 8,462,743	¥ (958,150)	¥ (958,150)
Foreign currency option contracts	7,031,036	(411,098)	(411,098)

	Thousands of U.S. Dollars		
	2004		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		$ 21,475	$ 21,475
Time deposits		–	–
Accounts receivable		111,173	111,173
Non-current accounts receivable		1,295	1,258
Financial liabilities:			
Short-term borrowings		$11,538	$ 11,538
Trade accounts payable		9,808	9,808
Long-term debt		(363,052)	(365,997)
Convertible bonds		(192,308)	(193,077)
Derivatives:			
Foreign exchange forward contracts	$ 81,373	$ (9,213)	$ (9,213)
Foreign currency option contracts	67,606	(3,953)	(3,953)

17. SUBSEQUENT EVENTS

In April 2004, the Company repurchased 7,953 shares of its common stock for cash in the amount of ¥3,010,923 thousand ($28,951 thousand), pursuant to the Company's stock repurchase plan to repurchase up to 45,000 shares in the amount of up to ¥22,500,000 thousand ($216,346 thousand) which was resolved by the Company's Board of Directors on May 15, 2003 and approved at the general shareholders' meeting held on June 26, 2003.

On May 11, 2004, a stock-based compensation plan which provides options to purchase up to 1,000 shares of the Company's common stock by directors and selected employees of the Company, was approved by the Company's Board of Directors, subject to shareholders approval at the general shareholders' meeting to be held on June 25, 2004 (See Note 7). The exercise price is equal to the higher of either 1.05 times the average closing daily market price of the Company's common stock traded on the Tokyo Stock Exchange for the month preceding the date of grant, or the closing market price on the date of grant. The exercise period of this stock-based compensation plan is from July 1, 2005 to June 30, 2009.

On May 11, 2004, a resolution was made by the Company's Board of Directors for the payment of a cash dividend to shareholders of record on March 31, 2004 of ¥3,000 ($29) per share or a total of ¥1,127,757 thousand ($10,844 thousand), subject to shareholders approval at the general shareholders' meeting to be held on June 25, 2004.

Independent Auditors' Report

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www. deloitte.com/jp

To the Board of Directors and Shareholders of
JSAT Corporation:

We have audited the accompanying consolidated balance sheets of JSAT Corporation and subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2004 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of JSAT Corporation and subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such United States dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

May 28, 2004

8 2-5 1 1 1

Satellite Fleet

	JCSAT-2A	JCSAT-1B	N-STAR b	N-STAR a	JCSAT-3
Portrait/Note	This satellite is the successor to JCSAT-2 and was launched in March 2002. It has additional C-band transponders which provide a broad network for global customers, covering Hawaii, Asia and Oceania. Its Ku-band transponders are employed mainly for communications carriers, corporate and public-sector networks and pulse-code modulation (PCM) audio broadcasts.	Broad Ku-band coverage makes this satellite suitable for domestic as well as international telecommunications services.	These satellites are used for telecommunications services offered by the NTT Group and for corporate intranets.		This satellite's Ku-band transponders are used along with those of JCSAT-4A primarily for the digital multichannel satellite broadcasts of SKY PerfecTV! and corporate internal networks. Its C-band transponders, covering the area from Pakistan to Hawaii, are mainly used for international telecommunications within the Asia-Pacific region.
Orbital position	Long. 154° E	Long. 150° E	Long. 136° E	Long. 132° E	Long. 128° E
Launch date (Japan time)	Mar. 29, 2002	Dec. 3, 1997	Feb. 5, 1996	Aug. 29, 1995	Aug. 29, 1995
Satellite bus	Boeing 601	Boeing 601	FS1300	FS1300	Boeing 601
Design life	11 years	12 years	10 years	10 years	12 years
Communications system frequency band	Ku-band/ C-band	Ku-band	Ka-band/ Ku-band/ C-band	Ka-band/ Ku-band/ C-band	Ku-band/ C-band
Bandwidth and number of transponders	Ku: 57 MHz x16 C: 36 MHz x11 54 MHz x 5	27 MHz x16 36 MHz x16	Ka: 100 MHz x 5 200 MHz x 6 Ku: 54 MHz x 8 C: 72 MHz x 5	Ka: 100 MHz x 5 200 MHz x 6 Ku: 54 MHz x 8 C: 72 MHz x 5	Ku: 27 MHz x16 36 MHz x12 C: 36 MHz x12

	JCSAT-R	JCSAT-4A	JCSAT-110	Horizons-1
Portrait/Note	This satellite is reserved entirely as a backup unit for other JCSAT satellites. *JCSAT-R may not be able to replace all of a failed satellite's capacity and cannot replace transponder capacity on certain satellites in the JSAT fleet.	Together with JCSAT-3, this satellite handles SKY PerfecTV! broadcasts as well as corporate internal networks and satellite intranet services.	This satellite is located in the same orbital slot as Japanese BS satellites and used for the new DTH service of SKY PerfecTV! 110.	This satellite made JSAT the first Asian satellite operator which covers North America. Its Ku-band transponders cover North America as well as Hawaii. Together with the C-band transponders of JCSAT-3 and JCSAT-2A, it creates a seamless network from the U.S. East Coast to Asia and Oceania.
Orbital position	—	Long. 124° E	Long. 110° E	Long. 127° W
Launch date (Japan time)	Feb. 17, 1997	Feb. 16, 1999	Oct. 7, 2000	Oct. 1, 2003
Satellite bus	Boeing 601	Boeing 601	A2100AX	Boeing 601HP
Design life	12 years	14.5 years	15 years	15 years
Communications system frequency band	Ku-band/ C-band	Ku-band	Ku-band	Ku-band
Bandwidth and number of transponders	Ku: 27 MHz x16 36 MHz x12 C: 36 MHz x12	27 MHz x32	36 MHz x12	36 MHz x24

Design Life of Satellites


N-STAR b
JCSAT-R
JCSAT-4A
2005
2010
2015
2020
N-STAR a
JCSAT-3
JCSAT-1B
JCSAT-2A
JCSAT-110
Horizons-1

"Design Life" and "Operational Life" of Satellites

The above table indicates the design life of each satellite operated by JSAT, as of the time of production of this annual report. The design life of a satellite is not the same as the operational life and does not indicate the launch time of replacement satellites or the timing of investment in replacement satellites. In addition, the operational life of a satellite may be shorter than the design life, due to such factors as excessive consumption of propulsion fuel or in-orbit failure.

82-511

Stock Information

(As of March 31, 2004)

Shares

Authorized number of shares	450,000
Number of shares issued	383,154.5
Total number of shareholders	31,585

Ten Major Shareholders

	Number of shares	Percentage of voting rights
NTT Communications Corporation	62,900	16.80%
Mizuho Trust & Banking Co., Ltd. (Pension trust account for ITOCHU Corporation)	49,893	13.33%
Japan Trustee Services Bank, Ltd. (Pension trust account for Sumitomo Corporation)	38,316	10.23%
Japan Trustee Services Bank, Ltd. (Pension trust account for Mitsui & Co., Ltd.)	33,513	8.95%
Nippon Television Network Corporation	22,501	6.01%
The Master Trust Bank of Japan, Ltd. (Trust management account)	20,000	5.34%
Japan Trustee Services Bank, Ltd. (Trust account)	9,057	2.42%
The Master Trust Bank of Japan, Ltd. (Trust account)	7,890	2.10%
NTT DoCoMo, Inc.	4,749	1.26%
Japan Securities Finance Co., Ltd.	4,268	1.14%

Notes: (1) JSAT holds 125 shares in NTT DoCoMo, Inc. (percentage of total voting shares held: 0.00%).

(2) The above excludes 7,235.5 treasury shares held by JSAT. (As of March 31, 2004)

(3) The percentage of voting shares held represents percentage figures relative to the total number of voting shares of 374,251 shares. This figure is determined by subtracting 7,235.5 JSAT-held treasury shares, 3 odd-lot shares and 1,665 shares registered under the Japan Securities Depository Center, Inc. (JASDEC) from the total number of shares issued of 383,154.5 shares.

Breakdown of Shareholders by Type



Financial institutions 0.22%
Foreign investors 0.33%
Securities companies, other 0.07%
Japanese corporations 1.40%
Individual investors 97.98%

Percentage of shareholders

Breakdown of Shares Held by Shareholder Type



Foreign investors 5.16%
Securities companies, other 0.91%
Financial institutions 47.98%
Individual investors 19.27%

Percentage of voting rights

Shareholder Information

Fiscal year-end:	March 31
Annual general meeting of shareholders:	June
Payment of dividends (dividend record date):	March 31 (September 30 when interim dividends are paid)
Publication for official announcements:	*Nihon Keizai Shimbun*
Transfer agent and handling office:	Chuo Mitsui Trust & Banking Co., Ltd. 33-1, Shiba 3-chome, Minato-ku, Tokyo

Corporate Data

(As of March 31, 2004)

Company name:
JSAT Corporation

Established:
February 1985

Capital:
¥53,769,570,000

Number of employees:
211 (263 on a consolidated basis)

JSAT Corporation:

Headquarters:
Pacific Century Place Marunouchi 18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan
Tel: +81-3-5219-7777
Fax: +81-3-5219-7876

Yokohama Satellite Control Center (main control center):
229-1, Miho-cho, Midori-ku, Yokohama, Kanagawa
226-0015, Japan
Tel: +81-45-922-7111
Fax: +81-45-922-7005

Gunma Satellite Control Station (backup control station):
3590-1, Aza-Momoizumi, Oaza-Arai, Shinto-mura,
Kita-Gunma-gun, Gunma 370-3503, Japan

Osaka Branch Office:
Sumitomo Bldg. No. 2 6F
4-7-28, Kitahama, Chuo-ku, Osaka 541-0041, Japan
Tel: +81-6-6223-0513
Fax: +81-6-6221-4558

Hong Kong Representative Office:
c/o NTT Com Asia Limited, 15F, Tower 2, Ever Gain Plaza,
88 Container Port Road, Kwai Chung, New Territories, Hong Kong
Tel: +852-2110-3812
Fax: +852-2110-0440

JSAT International Inc.:
5230 Pacific Concourse Drive 2F, Los Angeles, CA 90045, U.S.A.
Tel: +1-310-643-4484
Fax: +1-310-643-4485

Japan CableCast Inc.:
Yaesu Mitsui Bldg. 9F
2-7-2 Yaesu, Chuo-ku, Tokyo 104-0028, Japan
Tel: +81-3-5299-2500
Fax: +81-3-5299-2510

Satellite Network, Inc.:
6F, Toranomon Daiichi Bldg.,
2-3, Toranomon 1-chome, Minato-ku, Tokyo 105-0001, Japan
Tel: +81-3-3597-6031
Fax: +81-3-3597-6030

Information

If you have any questions, please contact:

JSAT Corporation
Corporate Finance & Investor Relations Division
Corporate Coordination Group
Pacific Century Place Marunouchi 18F,
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan
Tel: +81-3-5219-7777

Management

(As of July 2004)

Board of Directors

Kiyoshi Isozaki
President & CEO,
Representative Director

Yoshiro Aisaka
Director

Masanori Akiyama
Director

Yoichi Iizuka
Director

Iwao Nakatani
Director
(President, Tama University,
Director of Research,
UFJ Institute Limited)

Mamoru Ishida
Director
(Senior Executive Vice President,
NTT Communications Corporation)

Shingo Yoshii
Director
(Executive Officer, General Manager,
Media Division, Sumitomo Corporation)

Kohei Manabe
Director
(Representative Director President,
Nippon Television Network Corporation)

Bunji Shinoda
Director
(General Manager, Media Business Div.,
Consumer Service Business Unit,
Mitsui & Co., Ltd.)

Executive Officers

Kiyoshi Isozaki
President & CEO

Yoshiro Aisaka
Senior Executive Officer,
Strategic Planning Group

Masanori Akiyama
Senior Executive Officer,
Market Development Group

Yoichi Iizuka
Senior Executive Officer,
Corporate Coordination Group

Yutaka Nagai
Senior Executive Officer,
Engineering & Planning Group

Masanao Tanase
Senior Executive Officer,
Market Development Group

Yasuo Okuyama
Executive Officer,
Market Development Group

Osamu Kato
Executive Officer,
Corporate Planning &
Communications Group

Yuichiro Nishio
Executive Officer,
Engineering & Planning Group

Hiroo Sumitomo
Executive Officer,
Market Development Group

Kiyoshi Ogawa
Executive Officer,
Corporate Planning &
Communications Group

Corporate Auditors

Kiyoaki Fujimoto
Corporate Auditor

Shoichi Kameyama
Corporate Auditor

Tamotsu Iba
Corporate Auditor
(Corporate Advisor, Sony Corporation)

Nobuyuki Kaneko
Corporate Auditor
(Executive Officer, Chief Operating Offic
Media Business Division, Aerospace,
Electronics & Multimedia Company,
ITOCHU Corporation)